UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

06037178

FORM AR/S

SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C. 213 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File No. 001-10892

HAROLD'S STORES, INC.

(Exact name of registrant as specified in its charter)

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Oklahoma (State or other jurisdiction of incorporation or organization)	**73-1308796** (IRS Employer Identification No.)
5919 Maple Avenue **Dallas, Texas 75235** (Address of principal executive offices) (Zip Code)	**(214) 366-0600** (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act..
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of July 30, 2005 was $6,056,522.

The number of shares of the registrant's common stock outstanding as of April 1, 2006 was 6,223,508.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Proxy Statement for its 2006 Annual Meeting of Stockholders to be held June 22, 2006 are incorporated by reference into Part III.

Harold's Stores, Inc. & Subsidiaries
Index to
Annual Report on Form 10-K
For the Period Ended January 28, 2006

PART I.

Forward-Looking Statements

From time to time, the Company may publish forward-looking statements relating to certain matters including anticipated financial performance, business prospects, the future opening or closing of stores, inventory levels, anticipated capital expenditures, and other matters. All statements other than statements of historical fact contained in this Form 10-K or in any other report of the Company are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of that safe harbor, the Company notes that a variety of factors, individually or in the aggregate, could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements including, without limitation, the risks set forth in Item 1A of this report. The Company disclaims any intent or obligation to update those forward-looking statements.

ITEM 1. BUSINESS

General

Harold's Stores, Inc. and its wholly-owned subsidiaries (collectively "Harold's" or the "Company"), through a chain of ladies' and men's specialty apparel stores in 19 states, offers high-quality, classically inspired apparel to the upscale, quality-conscious consumer primarily in the 30- to 50-year old age group. The stores typically are strategically located in shopping centers and malls with other upscale specialty retailers and are enhanced by specially designed fixtures and visual props, to create an appealing stage for presentation of the Company's distinctive ladies' and men's apparel and accessories. The Company also operates a direct business consisting of catalog and internet. The internet channel began in September 2004. During 2005, the Company's direct business represented approximately 4% of the Company's total sales. More than 90% of sales consists of the Company's proprietary designs controlled by Harold's own designers and merchants and sourced by Harold's manufacturing staff from domestic, European and Asian manufacturers. The remainder consists of merchandise selected to complement Harold's merchandise presentation. See "Business - Product Development and Sourcing Programs."

As of January 28, 2006, the Company's 41 stores were comprised of 39 full-price retail stores and two outlet stores to clear markdowns and slow-moving merchandise. Store occupancy costs include base and percentage rent, common area maintenance expense, utilities and depreciation of leasehold improvements.

The Company operates on a 52-53 week year, which ends on the Saturday closest to January 31. References herein to 2006, 2005, 2004, 2003, 2002 and 2001 refer to the years ended February 3, 2007, January 28, 2006, January 29, 2005, January 31, 2004, February 1, 2003 and February 2, 2002, respectively. Each of the years mentioned comprised 52-week years except for the year that will end February 3, 2007 which will be comprised of 53 weeks.

Developments in 2005

In July 2005, Hugh Mullins, the Company's Chief Executive Officer, tendered his resignation as an officer and director of the Company. The Company's Board of Directors appointed Leonard Snyder as acting Chief Executive Officer, pending the employment of a permanent chief executive officer. Mr. Snyder had been an independent director of the Company since 2000 and has extensive chief executive officer experience in the retail apparel and department store sector.

In January 2006, the Company amended the credit facility with its primarily lender, Wells Fargo Retail II, LLC. In conjunction with this negotiation, an additional $3 million of funding was received from the Company's principal investors to be utilized to enhance working capital and support planned capital expenditures. Additionally, the bank extended the lending facility by three years, to February 2010, and reduced the required covenant for daily excess availability from $1.35 million to $1.0 million.

In January 2006, the Company announced that Rebecca Powell Casey resigned her position as Executive Vice President – Director of Trend, Design and Technical Production. Ms. Casey is also a director of the Company, and she has not resigned her directorship. In connection with Ms. Casey's resignation, the Company retained Clark J. Hinkley, an existing director of the Company, as a consultant to advise the Company in areas of trend, design and technical production pending the hiring of a full-time employee by the Company. Mr. Hinkley previously served as the Company's Chief Executive Officer from February 2001 through February 2004. In connection with Ms. Casey's resignation, the Company and Ms. Casey entered into a severance agreement.

The Board of Directors has authorized searches to be conducted for potential candidates for the position of Chief Executive Officer and for a Chief Merchandising Officer. It is uncertain when these positions will be filled. In the meantime, the Company will continue to operate with Mr. Snyder as Interim Chief Executive Officer and Mr. Hinkley as a consultant.

The Company believes its return to consistent profitabiltiy is dependent on increasing sales momentum in its full-price stores by focusing assortments on classically inspired apparel and accessories, by maintaining a monthly flow of new merchandise into our stores, by maintaining pleasing shopping environments, by providing superb customer service, and by continuing to expand our full-price stores in existing major markets, or in single store markets similar to those where the Company has experienced successful locations. The Company currently plans to open two new stores during 2006 in Montgomery, AL and Little Rock, AR. During 2005, the Company relocated two stores in Charlotte, NC and Greenville, SC and also plans to relocate a store in Atlanta, GA during 2006. The Company also believes there are significant growth opportunities in its direct division (internet and catalog) in selling full-price and clearance-price merchandise. In 2003, this division represented 0.5% of total revenues and 1.4% of total revenues in 2004. In 2005, the direct division grew to over $3 million of revenues representing approximately 3.6% of total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" for further information.

Retail Merchandising

The Company's merchandise mix in ladies' apparel includes coordinated sportswear, dresses, outerwear, shoes and accessories, in classically inspired styles. A fundamental feature of the Company's marketing strategy is the development of original exclusive apparel items. The Company estimates that more than 90% of its ladies' apparel sales are attributable to the Company's product development and proprietary label programs. In 2005, 2004 and 2003 ladies' apparel accounted for approximately 82%, 81% and 78% of sales, respectively.

The men's apparel product line includes tailored clothing, furnishings, sportswear, outerwear and shoes in classically inspired styles. In 2005, the Company's proprietary label apparel accounted for more than 95% of total men's sales. The majority of the men's proprietary label sales are in the Company's Old School Company and Harold Powell Clothing lines. In 2005, 2004 and 2003, men's apparel accounted for approximately 18%, 19% and 22% of sales, respectively.

The following table sets forth the approximate percentage of sales attributable to the various merchandise categories offered by the Company in the past three years:

	2005		2004		2003	
			(Dollar amounts in thousands)			
Ladies' Merchandise						
Apparel and Accessories	**$66,049**	**74.9%**	$65,954	73.8%	65,918	71.9%
Handbags and Belts	**1,884**	**2.1**	1,721	1.9	1,392	1.5
Shoes	**4,606**	**5.2**	4,609	5.2	4,629	5.1
Men's Merchandise						
Suits, Sportcoats, Slacks and Furnishings	**7,240**	**8.2**	7,845	8.8	9,317	10.2
Sportswear and Accessories	**7,847**	**8.9**	8,292	9.3	9,479	10.3
Shoes	**621**	**0.7**	906	1.0	948	1.0
Other	**-**	**0.0**	30	0.0	-	0.0
Total:	**$88,247**	**100.0%**	$89,357	100.0%	91,683	100.0%

Company Stores

The Company's stores range in size from 3,000 to 13,402 square feet, with the typical store ranging from 4,000 to 6,000 square feet. Stores typically have approximately 20% of their total square footage allocated to stockroom and other non-selling space. The Company's stores generally are open seven days per week and evenings. The following table lists Harold's store locations as of January 28, 2006, with selected information for each location.

Metropolitan Area	Location	Type of Location	Square Footage
Atlanta, GA	Lenox Square	Regional Shopping Center	6,861
Atlanta, GA	Perimeter Center	Regional Shopping Center	5,250
Austin, TX	Arboretum Market Place	Specialty Center	4,787
Austin, TX(1)	8611 N. Mopac Expressway	Free Standing	13,200
Baton Rouge, LA	Citiplace Market Center	Specialty Center	5,200
Birmingham, AL	The Summit Shopping Center	Specialty Center	5,500
Charlotte, NC	Shops on the Park	Specialty Center	4,170
Dallas, TX	Dallas Galleria	Regional Shopping Center	8,079
Dallas, TX	Highland Park Village	Specialty Center	7,503
Ft. Worth, TX	University Park Village	Specialty Center	6,000
Greenville, SC	The Shops at Greenridge	Specialty Center	3,292
Houston, TX	Highland Village	Specialty Center	6,189
Houston, TX	Town and Country Village	Specialty Center	5,883
Houston, TX	Champions Forest Plaza	Specialty Center	5,500
Indianapolis, IN	Keystone Fashion Mall	Regional Shopping Center	3,829
Jackson, MS	The Rogue Compound	Free Standing	3,000
Kansas City, MO	Country Club Plaza	Specialty Center	4,155
Leawood, KS (Kansas City metro)	Town Center Plaza	Specialty Center	5,000
Littleton, CO (Denver metro)	Park Meadows Mall	Regional Shopping Center	5,465
Louisville, KY	Mall St. Matthews	Regional Shopping Center	4,292
Lubbock, TX	8201 Quaker Avenue	Specialty Center	3,897
Marietta, GA (Atlanta metro)	The Avenue East Cobb	Specialty Center	5,020
McLean, VA	Tyson's Galleria	Regional Shopping Center	5,083
Memphis, TN	Poplar Avenue	Specialty Center	5,085
Nashville, TN	The Mall at Greenhills	Regional Shopping Center	4,814
Norman, OK	Campus Corner Center	Specialty Center	8,402
Norman, OK(1)	575 S. University Blvd.	Free Standing	12,382
Oakbrook, IL (Chicago Metro)	Oakbrook Center	Regional Shopping Center	4,860
Oklahoma City, OK	50 Penn Place	Specialty Center	13,402
Omaha, NE	One Pacific Place	Specialty Center	4,397
Palo Alto, CA (San Francisco Metro)	Stanford Shopping Center	Regional Shopping Center	4,275
Plano, TX (Dallas metro)	Park and Preston	Free Standing	5,525
Raleigh, NC	Crabtree Valley Mall	Regional Shopping Center	5,205
Richmond, VA	River Road Shopping Center	Specialty Center	5,000
Salt Lake City, UT	Trolley Square Center	Specialty Center	5,716
San Antonio, TX	Alamo Quarry Market	Specialty Center	5,500
Southlake, TX (Dallas metro)	Southlake Town Square	Specialty Center	5,462
St. Louis, MO	Plaza Frontenac	Specialty Center	4,216
Tulsa, OK	Farm Shopping Center	Specialty Center	3,888
Tulsa, OK	Utica Square	Specialty Center	7,686
Wichita, KS	The Bradley Fair Center	Specialty Center	5,500

(1) Outlet store

The employee population of a typical full-line Harold's store consists of a store manager, two assistant managers (ladies' and men's), one or two desk associates, and five to seven sales associates, most of whom work on a flex-time basis (20-25 hours per week). The majority of sales associates are generally paid a commission against a draw. Commissions range from 1% to 11% based on the type of product sold and the tenure and productivity of the associate. Store managers are paid a salary plus a performance bonus based on attainment of sales goals, expense control, inventory shrinkage and random store shop scores.

Product Development and Sourcing Programs

The Company's product development and sourcing programs enable it to offer exclusive items not available in competing stores or catalogs. It is estimated that more than 90% of sales are merchandise where the Company has created or controlled the design, demonstrating the Company's commitment to a unique product mix. The Company believes this unique product mix enables it to compete with, and differentiates it from, larger apparel chains by offering customers an exclusive garment at a price below designers and similar open market merchandise. Direct creation and control of merchandise also enables the Company to offer superior quality and fit as well as improve its initial mark up. The fit and quality of a garment are two components that are crucial to the Company's success. The Company believes it has improved these areas during the past three years. The Company's private label merchandise consists of items developed by the Company and manufactured exclusively for the Company.

An important component of the Company's product development programs is market research of styles and fabrics. The Company's design team shops European and domestic markets for emerging fashion trends and for fabric, artwork and samples for new garment designs. The product development staff adapts and develops fabric designs and garment models. These design models assist the Company in sourcing and in negotiations with mills and vendors. The Company's product development programs allow it to participate directly in the design and manufacturing of an exclusive product without investing in costly manufacturing equipment. The Company's development program is implemented through its offices in New York and Dallas, Texas and its association with independent agents in China, Italy, Turkey, Portugal and Greece. The Company imports a significant portion of its merchandise directly from the Far East and Italy.

The Company's merchandisers review the developed styles, analyze fashion trends and historical data and select the best pieces to convert into prints and patterns for the next season. Once the new styles are selected, the team then determines the specifications of various styles - detailing a garment's cut, fit, fabric, color and trim. After the specifications have been finalized, the fabric is ordered from domestic and international fabric mills. The finished fabric is then shipped to manufacturers who cut, sew and trim the completed design. The majority of merchandise is purchased as finished goods.

A growing portion of the assortments in accessory areas, shoes, belts and handbags, are represented by branded merchandise or merchandise that is often co-designed by the Company's merchandisers and manufacturing partners.

Merchandise Inventory, Replenishment and Distribution

The specialty retail apparel business fluctuates according to changes in customer preferences dictated by fashion and season. These fluctuations affect the inventory owned by apparel retailers, since merchandise usually must be ordered well in advance of the season and sometimes before fashion trends are evidenced by customer purchases. The Company's policy of carrying basic merchandise items in full assortments of sizes and colors requires it to carry a significant amount of inventory. The Company must enter into contracts for the purchase and manufacture of proprietary label apparel well in advance of its selling seasons.

The Company continually reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of styles, colors and sizes) and may use markdowns to clear this merchandise. Markdowns also may be used if inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, or if it is determined that the inventory in stock will not sell at its currently marked price. Such markdowns have an adverse impact on earnings. Such impact is dependent upon the extent of the markdowns and the amount of inventory affected. The Company utilizes its outlet stores and the internet to dispose of prior season or slow moving merchandise. In addition, in lieu of utilizing outside liquidation resources ("jobbers"), slow moving merchandise is generally cleared periodically through regional off-site discount sales which are promoted under the name "Harold's Warehouse Sale".

The Company operates an 85,000 square foot distribution facility in Norman, Oklahoma capable of processing merchandise for 74 stores. With additional investment, the facility can be expanded to include a mezzanine and nearly double the current production capacity. All of the Company's merchandise is routed through the distribution center from various manufacturers. The majority of merchandise arrives at the distribution center with bar coded tickets placed on the garment by the vendor allowing merchandise to be processed more efficiently. Each item is examined, sorted and boxed for shipment by common carrier to the Company's stores. This process is done in a time sensitive manner in a substantially paperless environment, utilizing computers, bar codes and scanners. During 2005, the Company was able to enhance its direct fulfillment operation with minimal investment.

Seasonality

The Company's business has historically followed a seasonal pattern, peaking three times per year during early spring (March through April), the early fall (September through October) and holiday (Thanksgiving through Christmas) periods. During 2005, approximately 50% of the Company's sales occurred during the third and fourth quarters as did 62% of the Company's cumulative net loss applicable to common stockholders. Approximately $551,000 of costs were recorded in the fourth quarter related to the write-down of leasehold improvements and approximately $500,000 of severance costs were also recorded in the fourth quarter. The operating losses in third and fourth quarters of 2005 were exacerbated by sales issues, specifically hurricanes in the third quarter and a lack of gift-giving and wear-now apparel in the fourth quarter. See Item 7 Management's Discussion and Analysis for further discussion.

Competition

The Company's business is highly competitive. The Company's stores compete with national and local department stores, specialty and discount store chains, catalogers and e-commerce, and independent retail stores which offer similar lines of specialty apparel. Many of these competitors have significantly larger sales volumes and assets than the Company.

Important factors in competing successfully in the retail industry include the following: depth of selection in sizes and colors, styles and fit of merchandise, merchandise procurement and pricing, ability to anticipate fashion trends and customer preferences, inventory control, reputation, quality of private-label merchandise, store design and location, marketing and customer service. Given the large number of companies in the retail industry, the Company cannot estimate the number of its competitors or its relative competitive position.

In addition, the success of the Company depends upon a number of factors relating to economic conditions and general consumer spending. If current economic conditions worsen and consumer spending is restricted, the Company's ability to improve sales and return to profitability could be negatively impacted.

Customer Credit

The Company's stores accept the proprietary "Harold's" credit card, and Visa, MasterCard, Discover and the American Express credit cards. Credit card sales as a percent of total sales were 85% in 2005, 84% in 2004 and 84% in 2003. In 2005, 33% of total sales were made with the Harold's credit card and 52% were made with third-party credit cards. The Company maintains a credit department for customer service, credit authorizations, credit investigation, billing and collections. As of January 28, 2006, the provision for bad debts from Company credit card sales was approximately 0.4% of Harold's proprietary credit card sales for 2005. The Company's bad debt experience from the Harold's proprietary credit card has been relatively stable from year to year.

Harold's has offered customers its proprietary credit card since 1974. The Company believes that providing its own credit card enhances customer loyalty while providing customers with additional credit at costs to the Company significantly lower than those charged by outside credit card companies (i.e. Visa, MasterCard, Discover and American Express). At January 28, 2006, the Company had approximately 39,823 active credit accounts, and the average cardholder had a credit limit of $1,700 and an outstanding balance of $152. Charges by holders of the Company's credit card during 2005 totaled approximately $34,164,000. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,132,000, $1,142,000, and $1,140,000, in 2005, 2004, and 2003, respectively.

Advertising

The Company maintains an in-house marketing department, which produces and designs the Company's direct mail pieces and e-commerce website. In 2005, the Company spent approximately $5,035,000 (5.7% of sales) on advertising and direct mail production costs as compared to approximately $4,313,000 (4.8% of sales) in 2004. The increase in spending for 2005 was in large part due to efforts undertaken to market to prospective new customers and expand the growing direct business. In 2006, the Company anticipates advertising expenses will be approximately the same as in 2005. These expenditures include the production and mailing costs associated with the Company's catalog. The marketing department is also involved in the production of annual reports to the Company's stockholders, sales training materials, internal marketing materials, and all corporate logos and labeling.

Management Information Systems

The Company's management information systems are located at an Administrative Office in Norman, Oklahoma and at its Corporate Office in Dallas, Texas. These systems consist of a full range of retail, financial and merchandising systems, including credit, inventory distribution and control, sales reporting, accounts payable, budgeting and forecasting, financial reporting, merchandise reporting and distribution.

The Company uses an integrated point-of-sale ("POS") inventory and management system to control merchandising and sales activities. This system automatically polls each location every 24 hours and provides a detailed report by merchandise category the next morning. Management evaluates this information daily and implements merchandising controls and strategies as needed. The POS system provides personnel scheduling and time keeping capabilities, as well as, a customer profile function to better identify and track consumer demographics. The Company currently plans to replace its point-of-sale software and equipment during 2006.

The Company utilizes software from JDA, a computerized merchandise planning and allocation system, which interacts with the Company's AS400 and Island Pacific Systems software. JDA facilitates seasonal planning and allocation by department and store, and provides certain data for financial planning.

In 2003, the Company completed the implementation of CommercialWare's order management system and in 2004 the Company replaced its internally developed warehouse management system with Manhattan Associates warehouse management system. These two initiatives were undertaken to facilitate a return to the direct channel business, including internet sales, and to make necessary improvements to the Company's distribution center operations. In addition to being able to take orders online and at the Company's call center, sales associates can conduct customer searches for merchandise no longer available in their store. In November of 2005, the Company launched its internally developed "auto locate" system for direct orders. This basically allows any order placed through the direct channels to be fulfilled systematically by warehouse stock or inventory located within any of the Company's 41 stores. The Company believes this "auto locate" system could have a very positive impact on direct sales of regular and clearance-price merchandise in 2006.

Information Available on our Website

Our corporate internet address is www.harolds.com. Our website provides a hyperlink to a third party website through which our annual, quarterly and current reports, amendments to those reports, as well as other documents we file electronically with the Securities and Exchange Commission ("SEC") are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not provide any information directly to the third-party website, and we do not check its accuracy. Copies of these reports can also be obtained from the SEC's website at www.sec.gov.

Trademarks, Service Marks, and Copyrights

"Harold's", "Harold Powell", "Old School", "Old School Clothing Company", "OSCC Bespoke" and other trademarks have been registered with the United States Patent and Trademark Office and with the registries of various foreign countries. The Company files U.S. copyright registration on the original design and artwork purchased or developed by the Company.

The Company's three Houston stores bear the name "Harold Powell" rather than "Harold's" to avoid confusion with an existing local men's apparel store which operates in Houston under the name "Harold's" with prior usage in this market predating the Company's federal registration.

Employees

On March 15, 2006, the Company had approximately 378 full-time and 346 part-time employees. Additionally, the Company hires temporary employees during the peak late summer and holiday seasons. None of the Company's employees belong to any labor union and the Company believes it has good relations with its employees.

ITEM 1A. RISK FACTORS

We must improve our financial performance and become consistently profitable.

For six years through 2003, the Company reported operating losses and deficit cash flows from operating activities. During this period, the Company restructured, resulting in store closings and reductions of personnel. In 2004 we had a slight operating profit before preferred dividends. However, in 2005 the Company returned to an operating loss. In addition, we have limited cash flow from operating activities to finance expansion or additional investment. Our future depends upon our ability to improve our financial performance and become consistently profitable. While we believe our strategic initiatives that are in place will result in improvements in financial performance, there can be no assurance that we will achieve sustained profitability and cash flow from operations.

Our performance will depend on our ability to respond to changes in customer demands and fashion trends in a timely manner.

We have historically experienced fluctuations in customer response to our merchandise assortments. Our future performance depends on our ability to consistently anticipate, assess and react to the changing demands of our customer base. Failure to anticipate fashion trends which are appropriate for our customer base, maintain proper inventory levels and creatively present merchandise in a way that is appealing to our customers on a consistent basis will be detrimental to our sales gross margins. As primarily a private label merchandiser, we assume certain risks, including long product lead times and high initial purchase commitments that amplify the consequences of any miscalculation that we might make in anticipating fashion trends or interpreting them for our customers. We can provide no assurance that we will be able to identify and offer merchandise that appeals to our customer base or that the introduction of new merchandise categories will be successful or profitable.

Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising, marketing and other functions. Competition for this personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods. In January 2006, Rebecca Powell Casey, Executive Vice President – Trend and Design, resigned from the Company. A search is being conducted for her replacement, but there can be no assurances that her departure and related replacement will not cause disruption to the trend and design function. See "Item 1 – Business Developments in 2005."

Our future success will depend upon brand awareness and the effectiveness of our marketing programs.

Our future success will depend upon our ability to effectively define, evolve and promote our brand. In order to achieve and maintain significant brand name recognition, we will need to increase investments in the development of the brand through various means, including customer research, advertising and promotional events, direct mail marketing and internet marketing. We can provide no assurance that the marketing strategies we implement and the investments we make will be successful in building significant brand awareness or attracting new customers.

Our business is highly competitive and depends on consumer spending patterns.

The specialty retail industry is highly competitive. We compete with national and local department stores, specialty and discount store chains, independent retail stores and internet businesses that market similar lines of merchandise. We face a variety of competitive challenges including:

- anticipating and quickly responding to changing consumer demands;
- maintaining favorable brand recognition and effectively marketing our products to consumers in several diverse market segments;
- developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;
- sourcing merchandise efficiently;
- competitively pricing our products and achieving customer perception of value; and
- providing strong and effective marketing support.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as recessionary environments, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Declines in consumer spending on apparel and accessories could have an adverse effect on our operating results.

We experience fluctuations in our comparable store sales and margins.

Our future success depends, in part, upon our ability to improve sales, as well as both gross margins and operating margins. Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, the Company's ability to interpret these trends, competition, current economic conditions, timely delivery of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors may cause our comparable store sales results to differ materially from prior periods and from expectations.

Our ability to deliver healthy comparable store sales results and margins depends in large part on accurately forecasting demand and fashion trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our customer base, managing inventory effectively and using more effective pricing strategies.

Our failure to effectively manage new store openings could lower our sales and profitability.

Our growth strategy is dependent upon opening new stores and operating them profitably. We will open two stores in 2006. Our ability to open new stores and operate them profitably depends upon a number of factors, some of which may be beyond our control. These factors include:

- the ability to identify new store locations, negotiate suitable leases and build out the stores in a timely and cost efficient manner;
- the ability to hire and train skilled associates;
- the ability to integrate new stores into our existing operations; and
- the ability to increase sales at new store locations.

Our growth will also depend on our ability to process increased merchandise volume resulting from new store openings through our inventory management systems and distribution facilities in a timely manner. If we fail to manage new store openings in a timely and cost efficient manner, our growth may decrease.

Our success is dependent on the performance of our vendors and service providers.

Our business depends on the performance of third parties, including manufacturers and foreign buying agents, telecommunications service providers, the United States Postal Service, United Parcel Service, shipping companies, landlords, paper manufacturers, printers, photographers, creative designers and models and credit card processing companies.

Any interruptions or delays in these services could materially and adversely affect our business and financial condition. Although we believe that, in general, the goods and services we obtain from third parties could be purchased from other sources, identifying and obtaining substitute goods and services could result in delays and increased costs. We do not maintain supply contracts with any of our private label or other merchandise vendors. Rather, we acquire merchandise via purchase orders that terminate upon completion of the order. If any significant merchandise vendor or buying agent were to suddenly discontinue its relationship with us, for any reason, we could experience temporary delivery delays until a substitute supplier could be found.

Our reliance on foreign sources of production could be adversely affected by political developments.

While we purchase merchandise from domestic and foreign suppliers, a majority of our merchandise is purchased through foreign suppliers. We source a substantial portion of our ladies' merchandise through the Orient via our agency relationship with Eralda. While numerous factories are utilized to support this relationship, there exists the risk inherent in such a large agency relationship and consolidation of sourcing efforts within one primary region of the world. Any event causing a sudden disruption of manufacturing or imports from those countries, or the imposition of additional import restrictions, could have a material adverse effect on our operations.

We cannot predict with certainty whether any of the foreign countries in which our products are currently manufactured or any of the countries in which we may manufacture our products in the future will be subject to future import restrictions by the U.S. government, including the likelihood, type or degree of effect of any such new trade restriction. Trade restrictions, including increased tariffs or quotas, on apparel or other items sold by us could affect the importation of such merchandise and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results or operations and liquidity.

Our merchandise flow may also be adversely affected by financial or political instability in any of the countries in which our goods are manufactured, the potential impact of natural disasters and public health concerns, particularly on our foreign sourcing offices and manufacturing operations of our vendors, if they affect the production, shipment or receipt of merchandise from such countries. Merchandise flow may also be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds.

Our business is subject to a number of external costs that we are unable to control.

Our business is subject to a number of external costs we are unable to control, including labor costs, insurance costs, printing, paper and postage expenses, shipping charges associated with distributing merchandise to our customers and stores, retail store facility rental and construction costs, and inventory acquisition costs, including product costs, quota and customs charges. Any increase in these or other external costs could adversely affect our financial position, results of operations and cash flows.

We have substantial debt that could adversely impact cash availability for growth and operations and may increase our vulnerability to general adverse economic and industry conditions including rising interest rates.

As of January 28, 2006, we had approximately $19 million of indebtedness. While the vast majority of our debt does not have required principal payments, interest payments on this debt could have an adverse impact on our earnings and cash flows for as long as the indebtedness is outstanding.

Our increased indebtedness could have important consequences, including the following:

- our ability to obtain additional financing for working capital, capital expendtures or general corporate purposes may be impaired;
- we must use a portion of our cash flow from operations to make interest payments on our primary lending facility, which will reduce the funds available to us for other purposes such as capital expenditures;
- our financial position is affected, in part, by fluctuations in interest rates. Our primary lending facility with Wells Fargo Retail Finance II, LLC has a floating interest rate. In addition, $5 million of the $7 million in investor participation loans through this facility bears interest at the bank rate of LIBOR plus 2.5%, plus an additional 4.0%. Increased interest rates will adversely affect our financial results and cash flow by increasing the amount of interest expense we are required to pay;
- we may have a higher level of indebtedness than many of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and
- we are more vulnerable to general economic downturns and adverse developments in our business.

If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expensiture, sell assets, seek additional capital or restructure or refinance our indebtedness.

Talented personnel are critical to our success.

Our success depends to a significant extent upon our ability to retain key personnel and to continue to attract talented new personnel. The loss of the services of one or more of our current members of senior management, or our failure to attract talented new employees, could have an adverse effect on our business.

We are dependent on a single distribution facility.

Our distribution functions for all of our stores are handled from a single facility in Norman, Oklahoma. Any significant interruption in the operation of the distribution facility due to natural disasters, accidents, system failures or unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which would cause sales to decline.

A major failure of our information systems could harm our business.

We depend on information systems to operate our website, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of our systems could cause information to be lost or delayed which could have a negative impact on our business. We may experience operational problems with our information systems as a result of system failures, viruses, computer "hackers" or other causes. We cannot assure that our systems will be adequate to support future growth.

Our financial resources are limited, and we may not be able to attract additional sources of financing.

Other than our secured bank credit facility which supports our investments in inventory and accounts receivable, our principal sources of financing from 2001 through 2006 have been from Inter-Him, N.V. ("Inter-Him"), an entity controlled by Ronald de Waal, Howard Lester, one of our directors, and other directors who have invested an aggregate of $15 million in shares of preferred stock and have participated in $7 million of our bank financing. The terms of the preferred stock permit the holders to elect a majority of our directors and the consent of the holders of the preferred stock is required for any significant actions, including additional financing. We are substantially dependent on the support of Ronald de Waal as the owner of Inter-Him and controlling shareholder of the Company for financial support beyond that cash which is generated from operations and our working capital facility. Without additional financial support, our ability to make investments in store remodeling, store expansions and major capital improvements are significantly limited.

Our outstanding preferred stock limits our ability to achieve financial returns for our holders of common stock.

As of January 28, 2006, we have outstanding three series of preferred stock with an aggregate liquidation value of $16.9 million. Holders of preferred stock are entitled to annual dividends in the aggregate amount of approximately $1.5 million before any dividends are paid on common stock, and these dividends reduce the amount of our net income applicable to our shares of common stock. Until we achieve net income in excess of the aggregate dividends payable to holders of preferred stock, we will continue to report net losses per share of common stock.

We do not expect to pay dividends on our common stock.

Due to our weak financial performance and restrictions under our existing credit agreement and preferred stock terms, we do not expect to pay dividends on our common stock for the foreseeable future.

Ronald de Waal, through his ownership of Inter-Him, N.V., which owns a majority of our outstanding preferred stock, controls the Company.

We are effectively controlled by Ronald de Waal by reason of his ownership of Inter-Him, N.V. which owns a majority of our outstanding preferred stock. Holders of the preferred stock have the ability to elect a majority of the board of directors and otherwise control the policies and strategy of the Company. The financial and business objectives of Mr. de Waal and the other holders of preferred stock as it relates to the Company may be different from those that might be beneficial to holders of common stock. Holders of the common stock are dependent on the fiduciary duties of the Board of Directors, a majority of whom are elected by the holders of preferred stock, to protect their interests.

Our Interim Chief Executive Officer is the subject of pending SEC enforcement actions arising from employment with a prior employer.

On August 25, 2005 the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court, District of South Carolina, Spartanburg Division against our Interim Chief Executive Officer, Leonard Snyder, and certain other former officers of One Price Clothing Stores, Inc. ("One Price"), alleging various violations of the federal securities laws relating to alleged overstatements of One Price's inventory levels in 2003. The SEC's complaint seeks injunctive relief, unspecified disgorgement, civil penalties and an order barring each defendant from serving as an officer or director of other public companies. At the time, Mr. Snyder was the Chief Executive Officer of One Price before his resignation in September 2003. One Price operated a chain of discount retail clothing stores and filed a voluntary bankruptcy petition in February 2004. The SEC's complaint is a public document and the SEC has issued a press release relating to its allegations which is available on the SEC's website. The Board of Directors of the Company engaged independent counsel to evaluate the case against Mr. Snyder and made the determination that it was in the best interest of the Company for Mr. Snyder to remain as Interim Chief Executive Officer. Mr. Snyder has advised the Board that he denies the SEC allegations. It is unclear when this matter may be resolved.

This action, if resolved adversely to Mr. Snyder, may affect his ability to continue to serve as an officer or director of a public company.

We may be unsuccessful in locating a permanent Chief Executive Officer and Chief Merchandising Officer.

Because of our recent operating performance and dependence on two investors for incremental financing for investments in store remodeling, store expansions and major capital improvements, we may have difficulty hiring a permanent Chief Executive Officer and Chief Merchandising Officer. If we are unable to fill these positions, we may not be able to achieve improvements in our operating performance. If we do fill these positions, we may be required to offer significant consideration to attract qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Store Leases

At January 28, 2006, the Company owned the Austin outlet store and leased 40 stores. The Company has a mortgage on the Austin outlet which had a balance of approximately $1,253,000 at January 28, 2006. The Company believes rent payable under its store leases is a key factor in determining the sales volume at which a store can be profitably operated. The leases typically provide for an initial term of 10 to 12 years and in many leases, renewal options exist. In most cases, the Company pays a base rent plus a contingent rent based on the store's net sales in excess of a certain threshold, typically four to five percent of net sales in excess of the applicable threshold. Among current store leases, one store lease has percentage rent only. Four of the leased stores open during all of 2005 operated at sales volumes above the breakpoint (the sales volume below which only base rent is payable). The Company believes that some of the risk from any decline in future sales volume in store locations where percentage rent is currently being paid is reduced because a corresponding decline in occupancy expense would occur.

Substantially all of the leases require the Company to pay property taxes, insurance, utilities and common area maintenance charges. The current terms of the Company's leases, including automatic renewal options, expire as follows:

Years Leases Expire	Number of Stores
2006	1
2007	6
2008	11
2009-2011	15
2012 and later	7

The Company generally has been successful in renewing its store leases as they expire.

During 2005, the Company entered into four new store leases. Three of these leases were for relocations of existing stores and one was for a new store scheduled to open during 2006. Management believes the terms of its leases are comparable with other similar national retailers in these locations. Base rent (minimum rent under terms of lease) in current leases ranges from $6 per square foot to $66 per square foot annually over the terms of the leases. The following table sets forth the fixed and variable components of the Company's rent expense for the years indicated:

	2005	2004	2003
Base rent	**$7,008,000**	$6,797,000	$8,544,000
Additional rents computed as a percentage of sales	**186,000**	252,000	217,000
Total	**$7,194,000**	$7,049,000	$8,761,000

Corporate Headquarters and Merchandise Buying Office

The Company leases a 46,132 square foot building used primarily as its corporate headquarters and buying offices in Dallas, Texas. The lessor of the Dallas location is a limited partnership whose partners include W. Howard Lester, a director of the Company and a partnership which is comprised of partners Rebecca Powell Casey, a director of the Company and certain of her family members. The lease, which was amended in 2003, expires September, 2010 with current monthly rent payments of $38,443, plus insurance, utilities and property taxes until September, 2007 at which time monthly rent will be $40,366 plus insurance, utilities and property taxes until the expiration of the lease. This lease contains two renewal options of five years each. This lease has been approved by all independent directors as being on terms at or below available competitive market renewal rates.

Administrative Offices and Distribution Center

The Company leases 9,218 square feet of space used primarily as its administrative and finance offices in Norman, Oklahoma. The lease expires October 2010 with current monthly rent payments of $6,529, plus insurance, utilities and property taxes until the expiration of the lease. This lease contains one renewal option of five years.

The Company leases an 85,000 square foot warehouse distribution center facility located in Norman, Oklahoma. The term of the distribution center lease expires in June 2012, with annual rent increasing on a fixed scale from $373,029 in 2005 up to a maximum of $419,552 during the final year of the lease.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year covered by this report.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

At March 15, 2006, there were 656 record holders of the Company's common stock, ("Common Stock"). The Company's Common Stock is listed on the American Stock Exchange under the symbol "HLD". The table below presents the range of the high and low sales prices, for the periods indicated.

Quarterly Common Stock Price Ranges

2005	**High**	**Low**
1st Quarter	**1.40**	**0.95**
2nd Quarter	**2.10**	**1.08**
3rd Quarter	**1.60**	**0.60**
4th Quarter	**1.24**	**0.50**

2004	High	Low
1st Quarter	3.20	2.44
2nd Quarter	2.80	2.44
3rd Quarter	2.60	1.35
4th Quarter	1.60	1.15

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock and presently intends to retain all earnings for the operation and expansion of its business for the foreseeable future. Any future determination as to the payment of cash dividends will depend on the Company's earnings, capital requirements, financial condition and other factors as the Board of Directors may deem relevant.

The Company has three series of preferred stock outstanding, issued in 2001, 2002 and 2003 in the aggregate amount of $15 million. These shares are entitled to cumulative dividends of 10% on $6 million of preferred stock and 8% on the remaining $9 million, subject to reduction if certain profitability targets are met. See Note 8 to the Consolidated Financial Statements for additional information on the preferred stock.

During 2005, approximately $1,510,000 of preferred stock dividends and preferred stock issuance cost accretion was recorded. Of this amount, approximately $1,470,000 represented preferred stock dividends paid. Approximately $410,000 was paid in additional shares of preferred stock (as provided by the terms of the preferred stocks) and approximately $1,060,000 was paid in cash.

The Company's primary lending agreement does not currently allow for the payment of dividends on common stock. This agreement does, however, allow for the distribution of preferred stock dividends.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial information is for the fiscal year indicated. The "Statements of Operation Data" for fiscal years 2005, 2004 and 2003 and the "Balance Sheet Data" as of January 28, 2006 and January 29, 2005 are derived from, and qualified by reference to, our audited financial statements which are included elsewhere in this Form 10-K. The "Statements of Operations Data" for fiscal years 2002 and 2001 and the "Balance Sheet Data" as of January 31, 2004, February 1, 2003 and February 2, 2002, are derived from our audited financial statements which are not included elsewhere in this Form 10-K.

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto, appearing elsewhere herein.

(Dollar amounts in thousands, except per share and statistical data)	**2005**	2004	2003	2002	2001
Statements of Operations Data:					
Sales	**$88,247**	89,357	91,683	89,781	104,624
Percentage (decrease) increase in total sales	**(1.2)%**	(2.5)%	2.1%	(14.2)%	(17.9)%
Gross margin on sales (1)	**$27,059**	31,714	30,768	25,443	24,445
Percentage of sales	**30.7%**	35.5%	33.6%	28.4%	23.4%
Net income (loss) before income taxes	**$ (5,980)**	95	(5,671)	(12,789)	(17,318)
Percentage of sales	**(6.8)%**	0.1%	(6.2)%	(14.2)%	(16.6)%
Provision (benefit) for income taxes	**$ -**	-	-	3,206	(3,077)
Percentage of sales	**0.0%**	0.0%	0.0%	3.6%	(2.9)%
Preferred stock dividends and accretion of preferred stock issuance costs	**$ 1,510**	1,501	1,306	863	634
Percentage of sales	**1.7%**	1.7%	1.4%	1.0%	0.6%
Net loss applicable to common stockholders	**$ (7,490)**	(1,406)	(6,977)	(16,858)	(14,875)
Percentage of sales	**(8.5)%**	(1.6)%	(7.6)%	(18.8)%	(14.2)%
Net loss per common share:					
Basic and diluted	**$ (1.20)**	(0.23)	(1.14)	(2.77)	(2.44)
Other Operating Data:					
Stores open at end of period	**41**	41	42	50	52
Increase (decrease) in comparable store sales (52-53 week basis) (3)	**(4.0)%**	1.9%	11.3%	(9.9)%	(16.3)%
Balance Sheet Data:					
Working capital (2)	**$ (4,869)**	518	888	309	8,761
Total assets	**$35,215**	43,065	42,745	51,120	64,626
Total debt	**$ 18,846**	20,538	18,216	18,978	20,431
Stockholders' (deficit) equity	**$(17,083)**	(9,594)	(8,207)	(1,456)	15,378
Stockholders' (deficit) equity per share	**$ (2.74)**	(1.54)	(1.34)	(0.24)	2.53

(1) In accordance with retail industry practice, gross margin from sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.

(2) Long-term debt is classified as current to comply with accounting pronouncement EITF 95-22. See Note 6 to the Consolidated Financial Statements for more information.

(3) The Company considers a store comparable if it has been open for 12 full months and has not changed its square footage by more than 20%. Closed and relocated stores are excluded from the comparable calculation beginning in the month in which the store is closed or relocated. Renovated stores are considered comparable as long as the store square footage does not change by more than 20%.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Harold's is a multi-channel specialty retailer of ladies' and men's apparel, including accessories and footwear. Harold's markets its merchandise through retail stores, catalogs and its website at www.harolds.com.

The Company has experienced decreases in comparable store sales since third quarter of 2005. The Company believes the causes that contributed to this disappointing financial performance include the following:

- A decision was made in early 2005 to alter the timing and quantity of fall, winter and holiday receipts. This resulted in the Company not offering adequate quantities of gift-giving or wear-now apparel during the latter part of 2005 and early 2006.
- In September 2005, the Company experienced significant sales declines largely due to hurricanes that directly affected stores in Mississippi, Louisiana and Texas.
- The merchandise assortments offered to customers, particularly in late 2005 and early 2006 were not consistently well received by customers. It is believed that these assortments were too trendy, therefore not appealing to the targeted Harold's age forty customer, and they were too casual in composition.

Clark Hinkley, the Company's former Chief Executive Officer who retired in 2003, has returned to assist in the product development areas on an interim basis, as the Company searches for a new Chief Merchandising Officer to replace Rebecca Powell Casey, former Executive Vice President – Trend and Design, who resigned from the Company in January 2006. During Mr. Hinkley's tenure, the Company returned to classically-inspired, brand appropriate merchandise which resulted in some of the best sales performance the Company has experienced for many years. In light of these sales successes, the Board of Directors asked Mr. Hinkley to return to the Company as a consultant during this transitional period.

Commencing with the mid-2006 deliveries, the Company has placed more emphasis on offering brand appropriate, classic apparel for which Harold's is best known. Additionally, the Company has developed plans to correct for 2006 the issues surrounding the lack of gift-giving and wear-now apparel that were experienced during 2005 and has re-addressed its merchandising approach to the holiday season. This includes merchandise being received into stores approximately every 30 days and providing customers with a brand-appropriate selection of holiday apparel, both for self-purchase and gift giving.

During 2006 the Company will, as outlined below, enhance its real estate portfolio through strategic store relocations and new store openings in markets, similar to those that have historically proven to be successful. Stores in Greenville, SC, Charlotte, NC, and Atlanta, GA, are being relocated to improved locations, and new stores will be opened in Montgomery, AL, and Little Rock, AR. The Company believes that in addition to refining its merchandising, it is important to continually improve its store base in an effort to return the Company to consistent profitability.

Results of Operations

The following table reflects items in the Company's Statements of Operations as a percentage of sales for the periods indicated:

	52 Weeks 2005	52 Weeks 2004	52 Weeks 2003
Sales	**100.0%**	100.0%	100.0%
Cost of goods sold (including occupancy and central buying expenses)	**(69.3)**	(64.5)	(66.4)
Gross margin	**30.7**	35.5	33.6
Selling, general and administrative expenses	**(32.3)**	(29.7)	(29.4)
Restructuring charges	**-**	-	(1.8)
Depreciation and amortization	**(4.3)**	(4.6)	(7.6)
Operating income (loss)	**(5.9)**	1.2	(5.2)
Interest expense	**(1.7)**	(1.1)	(1.0)
Gain on sale of building	**0.8**	-	-
Income (loss) before income taxes	**(6.8)**	0.1	(6.2)
Provision for income taxes	**-**	-	-
Net income (loss)	**(6.8)%**	0.1%	(6.2)%

The following table reflects the increases and decreases in Company sales for the periods indicated:

	52 Weeks 2005	52 Weeks 2004	52 Weeks 2003
Sales (000's)	**$88,247**	$89,357	$91,683
Total sales (decline) growth	**(1.2)%**	(2.5)%	2.1%
Increase (decrease) in comparable store sales (1)	**(4.0)**	1.9	11.3
Store locations:			
Existing stores, beginning of period	**41**	42	50
Stores closed	-	(1)	(8)
New stores opened during period	-	-	-
Total stores, end of period	**41**	41	42

(1) The Company considers a store comparable if it has been open for 12 full months and has not changed its square footage by more than 20%. Closed and relocated stores are excluded from the comparable calculation beginning in the month in which the store is closed or relocated. Renovated stores are considered comparable as long as the store square footage does not change by more than 20%.

During 2005, total sales decreased 1.2% as compared to a decrease of 2.5% in 2004 and an increase of 2.1% in 2003. No new locations were opened during 2005 or 2004, and no stores were closed in 2005 compared to one store closure in 2004. In September 2005, the Company's sales declined significantly as a result of hurricanes that directly affected its stores in Louisiana, Mississippi and Texas. During the fourth quarter of 2005, the Company experienced significant sales declines due to a shortage of gift-giving and wear-now apparel. Adequate quantities of this merchandise were not planned or purchased. Additionally, customers did not respond favorably to the 2005 apparel offerings. It is believed that these assortments were too trendy, therefore not appealing to the targeted Harold's age forty customer, and they were too casual in composition. Total Company sales declines were partially offset by an increase in sales in the direct division (catalog and internet) which increased from 1.4% of sales in 2004 to 3.6% of sales in 2005.

During 2004, total sales decreased 2.5% as compared to an increase of 2.1% in 2003. No new locations were opened during 2004 or 2003, and one store was closed in 2004 compared to eight closings in 2003. Beginning in April 2004, the Company began to significantly reduce its dependence on promotional activities. Despite this strategic change, comparable store sales increased 1.9% during 2004, compared to an increase of 11.3% in 2003. The Company believes the increases experienced in comparable store sales during 2004 and 2003 were primarily attributable to acceptance by customers to the merchandise assortments offered.

Gross margin represents net sales less cost of products and merchandising. Cost of products and merchandising consists primarily of product costs (e.g., product development, sourcing, inbound freight, merchandising, inventory control, inspection, warehousing, internal transfer, purchasing and receiving costs, inventory markdowns and occupancy costs for the Company's retail stores). The Company's gross margin decreased to 30.7% in 2005 from 35.5% in 2004. The decrease in the Company's gross margin was primarily due to greater markdowns incurred as a percent of sales in order to sell merchandise that was not well received by customers, combined with increased markdowns to sell carryover merchandise from the prior year. During 2004, the Company's gross margin increased to 35.5% from 33.6% in 2003, or 1.9%. The increase in the Company's 2004 gross margin was primarily due to increased rates of selling at full-price requiring fewer needed markdowns.

Selling, general and administrative expenses consist primarily of retail store selling costs, costs to produce, print and distribute direct response catalogs, as well as corporate administrative costs. Selling, general and administrative expenses (including advertising and catalog production costs) increased to 32.3% of sales in 2005 compared to 29.7% of sales in 2004. The increase in selling, general and administrative expenses is primarily due to $500,000 of severance to the former Executive Vice President – Trend and Design, increased advertising spending of approximately $700,000 and expenses associated with conducting two additional warehouse sale events. In addition, the Company recorded approximately $551,000 of leasehold improvement write downs principally for store relocations. Selling, general and administrative expenses increased to 29.7% of sales in 2004 compared to 29.4% of sales in 2003. Selling, general and administrative expenses declined in the aggregate by $366,000 but increased slightly as a percent of sales primarily due to transitional costs associated with a new interim chief executive officer.

In October 2005, the Company closed on the sale of its Norman, Oklahoma office building for cash proceeds of $1.25 million. This sale to Asp Street Investments, LLC, an independent third party, was contingent upon the Company entering into a two-year lease of the first floor of the building from the buyer and the buyer obtaining and approving the final plans for the remodel of the first floor. As a result of the sale, the Company realized a gain in the amount of approximately $850,000.

Because this was a sale-leaseback transaction, approximately $721,000 of this amount was recognized in 2005, and the remaining $129,000 was deferred and will be recognized during 2006 and 2007.

The Company recorded approximately $1,630,000 in restructuring charges during 2003. The restructuring charges of 2003 primarily relate to lease termination costs paid to close eight unprofitable store locations. No restructuring charges were recorded in 2005 or 2004.

The decrease in depreciation and amortization from 2003 to 2004 can be attributed to significant equipment and software becoming fully depreciated by the end of 2003. Such equipment primarily includes the majority of equipment utilized to operate our distribution center. Additionally, during 2003 the Company closed a total of eight store locations. There was no depreciation at all for these closed store locations in 2004. Since the Company has not been in an expansion mode for several years and only anticipates modest store openings or closings in the foreseeable future, we would expect our depreciation to remain relatively constant going forward as it did when comparing 2004 to 2005.

Total 2005 interest expense increased approximately $477,000 from 2004 due to higher average interest rates on the Company's outstanding borrowings and higher average outstanding debt balances. The average interest rate on total outstanding debt was 6.53% in 2005, compared to 4.73% in 2004. The average balance on total outstanding debt was $22,272,000 in 2005, compared to $20,663,000 in 2004. The increase in average debt balances resulted principally from lower sales. Total 2004 interest expense increased approximately $100,000 from 2003 due to higher average interest rates on the Company's outstanding borrowings and higher average outstanding debt balances. The average balance on total outstanding debt was $20,663,000 in 2004, compared to $19,433,000 in 2003. Increases to interest expense may occur if the Company's cash flow requires additional borrowed funds and if interest rates continue to rise.

The Company's effective income tax rate was 0% in 2005, 2004 and 2003. The Company maintains a valuation allowance to fully provide for all remaining deferred tax assets because the Company's history of operating losses makes the realization of these assets uncertain. It is expected that such amounts could be utilized for tax purposes against any operating income in the foreseeable future.

Cash Flows

Cash Flows From Operating Activities. During 2005, net cash provided by operating activities was $2,943,000 as compared to net cash provided by 2004 of $343,000. The increase in cash flows in 2005 are primarily attributed to a decrease in merchandise inventories of $3.5 million and an increase in accounts payable of $1.9 million partially offset by a $6 million increase in the Company's net loss. Inventory declined $3.5 million from 2004 to 2005 due to lower purchases of winter/holiday merchandise during October through December 2005, which created a shortage of gift-giving and wear-now apparel during the holidays and in January 2006. Accounts payable increased $1.9 million from 2004 to 2005 due to higher levels of outstanding checks and increased quantities of in-transit inventories at fiscal year end.

Cash Flows From Investing Activities. For 2005, net cash used in investing activities was $230,000 as compared to $2,028,000 in 2004. The decrease is primarily attributed to a $1.2 million increase in proceeds from the disposal of property and equipment due to the sale of a building in Norman, Oklahoma. Capital expenditures during 2005 and 2004 were invested principally in remodeling of existing stores and equipment expenditures in existing operations. Capital expenditures were approximately $1.5 million in 2005 and approximately $2.0 million in 2004.

Cash Flows From Financing Activities. During 2005, the Company made periodic borrowings under its revolving credit facility to finance its inventory purchases, product development and private label programs, store remodeling and equipment purchases for the year (see "Liquidity").

The Company has a line of credit with its bank. This line had average balances of $20,540,000 and $19,203,000 for 2005 and 2004, respectively. During 2005, this line of credit had a high balance of $22,839,000 and a balance of $17,535,000 as of January 28, 2006. The balance at April 1, 2006 was approximately $23,490,000.

The Company has no off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities, nor does it have any undisclosed material transactions or commitments involving related persons or entities.

Liquidity and Capital Resources

The Company considers the following as measures of liquidity and capital resources as of the dates indicated (dollars in thousands).

	Year end	
	2005	2004
Working capital (000's)	**$(4,000)**	$518
Current ratio	**.86:1**	1.02:1
Ratio of working capital to total assets	**(.11):1**	.01:1
Ratio of long-term debt (including current maturities) to stockholders' equity	**(132.72):1**	2.98:1

Cash flow from operations and proceeds from credit facilities represent the Company's sources of liquidity, supplemented in 2005 and prior periods by issuances of preferred stock and extensions of credit through participation in the existing credit facility by the Company's two primary preferred shareholders. In order to preserve cash, the Company's Board of Directors has determined that it will not pay cash dividends on any preferred stock through February 1, 2007. All holders of preferred stock who were previously electing cash dividends have advised the Company of their willingness to accept stock dividends during this period of time. This will provide the Company with cash savings of approximately $1.1 million for 2006. Management anticipates all these sources of liquidity to be adequate for the maintenance of current operating levels for the foreseeable future, but additional liquidity is expected to be needed to support store expansion and remodeling or increases in inventory. Since 2001 the Company has sold $15 million of preferred stock and its two largest investors have participated in an additional $7 million of bank financing with the Company's primary lender. Although the Company's primary investor has indicated a willingness to increase his commitment if needed, there can be no guarantees or assurances that this funding will continue to be available. The Company's capital expenditures budget for 2006 is approximately $2,500,000 to be used for the purchase of fixtures and equipment as well as store remodeling and expansion expenses.

See Note 6 to the Consolidated Financial Statements for information about restrictions and covenants under the Company's revolving line of credit and Note 8 concerning the terms of the Company's outstanding preferred stock.

Strategy and Liquidity Update

As reflected in the accompanying financial statements, the Company reported a net loss of $6 million in 2005, a profit of $95,000 in 2004, and a loss of $5.7 million in 2003. In light of the inconsistent financial performance, the Company has highlighted the following key strategic initiatives that have been undertaken to improve its financial results and liquidity.

The Company has experienced decreases in comparable store sales since third quarter of 2005. The Company believes the causes that contributed to this disappointing financial performance include the following:

- A decision was made in early 2005 to alter the timing and quantity of fall, winter and holiday receipts. This resulted in the Company not offering adequate quantities of gift-giving or wear-now apparel during the latter part of 2005 and early 2006.
- In September 2005, the Company experienced significant sales declines largely due to hurricanes that directly affected stores in Mississippi, Louisiana and Texas.
- The merchandise assortments offered to customers, particularly in late 2005 and early 2006 were not consistently well received by customers. It is believed that these assortments were too trendy, therefore not appealing to the targeted Harold's age forty customer, and they were too casual in composition.

Clark Hinkley, the Company's former Chief Executive Officer who retired in 2003, has returned to assist in the product development areas on an interim basis, as the Company searches for a new Chief Merchandising Officer to replace Rebecca Powell Casey, former Executive Vice President – Trend and Design, who resigned from the Company in January 2006. During Mr. Hinkley's tenure, the Company returned to classically-inspired, brand appropriate merchandise which resulted in some of the best sales performance the Company has experienced in recent years. In light of these sales successes, the Board of Directors asked Mr. Hinkley to return to the Company as a consultant during this transitional period.

Commencing with the mid-2006 deliveries, the Company has placed more emphasis on offering brand appropriate, classic apparel for which Harold's is best known. Additionally, the Company has developed plans to correct for 2006 the issues surrounding the lack of gift-giving and wear-now apparel that were experienced during 2005 and has re-addressed its merchandising approach to the holiday season. This includes merchandise being received into stores approximately every 30 days and providing customers with a brand-appropriate selection of holiday apparel, both for self-purchase and gift giving.

In January 2006, the Company amended the credit facility with its primarily lender, Wells Fargo Retail Finance II, LLC ("WFRF"). In conjunction with this negotiation, an additional $3 million of funding was received from the Company's principal investors to be utilized to enhance working capital and support planned capital expenditures. Additionally, the bank extended the lending facility by three years, to February 2010, and reduced the required covenant for daily excess availability from $1.35 million to $1.0 million. See Note 6 to the Consolidated Financial Statements for further information on the amendment. In order to preserve cash, the Company's Board of Directors has determined that it will not pay cash dividends on any series of outstanding preferred stock through February 1, 2007 unless all holders of preferred stock who were previously electing cash dividends elect to receive stock dividends during this period of time. If all holders of preferred stock do not make a stock dividend election for this period, dividends will accumulate and be paid when and if the Board of Directors determines. This action will provide the Company with cash savings of approximately $1.1 million for 2006.

During 2006 the Company will, as outlined below, enhance its real estate portfolio through strategic store relocations and new store openings in markets, similar to those that have historically proven to be successful. Stores in Greenville, SC, Charlotte, NC, and Atlanta, GA, are being relocated to improved locations, and new stores will be opened in Montgomery, AL, and Little Rock, AR. The Company believes that in addition to refining its merchandising, it is important to continually improve its store base in an effort to return the Company to consistent profitability.

If the Company can properly execute the merchandise initiatives as outlined above, this should result in improvements in its operating performance for 2006.

Seasonality

The Company's business has historically followed a seasonal pattern, peaking three times per year during early spring (March through April), the early fall (September through October) and holiday (Thanksgiving through Christmas) periods. During 2005, approximately 50% of the Company's sales occurred during the third and fourth quarters as did 62% of the Company's cumulative net loss applicable to common stockholders. Approximately $551,000 of costs were recorded in the fourth quarter related to the write-down of leasehold improvements and approximately $500,000 of severance costs were also recorded in the fourth quarter. The operating losses in third and fourth quarters of 2005 were exacerbated by sales issues, specifically hurricanes in the third quarter and a lack of gift-giving and wear-now apparel in the fourth quarter. See Item 7 Management's Discussion and Analysis for further discussion.

Inflation

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. Inflation has had no meaningful effect on sales or net earnings of the Company.

Critical Accounting Policies

The Company believes the following are its most significant accounting policies which are important in determining the reporting of transactions and events:

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to Management's Discussion and Analysis. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these assumptions and estimates could have a material effect on the Company's consolidated financial statements. However, the Company believes it has taken reasonable but conservative positions, where assumptions and estimates are used, in order to minimize the negative financial impact to the Company that could result if actual results vary from the assumptions and estimates. In management's opinion, the areas of the Company where the most significant judgment is exercised is in the allowance for doubtful accounts related to the Company's proprietary credit card program, the valuation of inventory, asset impairment estimates and revenue recognition. The selection, application and disclosure of the following critical accounting estimates have been discussed with the Company's audit committee.

In 2005, approximately 33% of the Company's net retail sales were made under its proprietary credit card program, which resulted in customer accounts receivable balances of approximately $6,341,000 at January 28, 2006. The Company has significant experience in managing its credit card program. Each month, the Company reviews all of its credit card accounts and writes off those deemed uncollectible. The allowance for uncollectible accounts is maintained and periodically reviewed. The allowance is primarily based on account write-off trends and aging information. The Company does not expect actual results to vary significantly from its estimate.

The Company uses the retail inventory method. Under this method, the Company records markdowns to value merchandise inventories at net realizable value. The Company closely monitors actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which may result in lower gross margins.

When a store experiences unfavorable operating performance, the Company evaluates whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing the store's estimated undiscounted cash flows to the assets' carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Impairment losses associated with these reviews have not been significant. However, if comparative store sales decline, future impairment losses could be significant.

Sales from store locations represented 96% of the Company's total sales for 2005. These sales are recognized at the time of the customer's purchase. Sales are net of returns and exclude sales tax. The Company's direct catalog and internet sales represented about four percent of the total sales during 2005. These sales are recognized at the time the order is shipped to the customer. Gift card sales are recognized as revenue when the gift card is redeemed, not when it is sold.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which revised SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). For a public company that does not file as a small business issuer, SFAS No. 123(R) must be adopted as of the beginning of its first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method under APB No. 25 and, as such, generally recognize no compensation cost for employee stock options.

SFAS No. 123(R) permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date, or
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have elected to utilize the modified prospective application method for transition under SFAS No. 123(R). The pro-forma disclosure under SFAS No. 123 in the footnotes to our consolidated financial statements under Stock-Based Compensation for periods prior to Fiscal 2006 is not necessarily indicative of the potential impact of recognizing compensation cost for share-based payments under SFAS No. 123(R) in future periods. Our Board of Directors approved the acceleration of the vesting schedule for these options to avoid the recognition of compensation expense in our future financial statements relating to these stock options. We estimate that the Fiscal 2006 impact to diluted earnings per share resulting from recording compensation expense related to stock options will be immaterial. The potential impact of adopting SFAS No. 123(R) on our Fiscal 2006 results of operations and earnings per share is dependent on several factors including the number of options granted in Fiscal 2006, the fair value of those options which will be determined at the date of grant, the related income tax benefits recorded and the diluted shares outstanding. This estimate is based on certain assumptions as to these factors and the actual impact may differ if actual results vary from the assumptions.

FASB Staff Position No. 123(R)-4 ("FSP No. 123(R)-4"), "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" was issued in February 2006. FSP No. 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The guidance in this FSP amends paragraphs 32 and A229 of SFAS No. 123(R) to incorporate the concept articulated in footnote 16 of that Statement. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. We have evaluated the impact of FSP No. 123(R)-4 and do not expect it will impact our accounting under SFAS No. 123(R).

FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)" was issued in March 2005. FIN No. 47 provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event. We adopted FIN 47 in the fourth quarter of 2005 and there was no effect on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections," ("SFAS 154"). This Statement defines the accounting for and reporting of a change in accounting principle. SFAS 154 will be effective for the Company beginning in 2006. The implementation of SFAS 154 is not expected to have an impact on the Company's financial condition or results of operations.

In October 2005, the FASB issued Statement of Financial Accounting Standards Staff Position No. 13-1, "Accounting for Rental Costs Incurred During a Construction Period," ("SFAS SP 13-1"). This Statement requires that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as renal expense. The rental costs shall be included in income from continuing operations. SFAS SP 13-1 will be effective for the Company beginning in 2006. However, the Company previously corrected its calculation of straight-line rent expense to include in the lease term any period during which the Company is not obligated to pay rent while the store is being constructed. The implementation of SFAS SP13-1 is not expected to have an impact on the Company's financial condition or results of operations.

Commitments

The following table reflects certain of the Company's commitments as of January 28, 2006.

	Payments due by Period (In Thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$18,846	$17,647 (1)	$ 121	$ 139	$ 939
Store leases (2)	27,614	6,030	10,920	6,115	4,549
Operating leases (other than stores)	5,360	1,035	1,981	1,753	591
Purchase obligations (3)	655	486	69	50	50
Estimated interest payments	16,393	2,217	4,446	4,465	5,265
Total	$68,868	$27,415	$17,537	$12,522	$11,394

(1) The expiration of the Company's loan agreement, which represents the overwhelming majority of this amount, is February 5, 2010. It is unlikely such debt will be repaid within one year. See Note 6 to the Consolidated Financial Statements for further information.

(2) Store leases are based on minimum rents exclusive of percentage rent based on sales which could increase rental expense.

(3) Purchase obligations are comprised mainly of an agreement to purchase a new point-of-sale system, a consulting agreement with the Chairman Emeritus of the Company and software maintenance agreements.

The foregoing table does not include contractual commitments pursuant to executory contracts for products and services such as telephone, data, computer maintenance and other regular payments pursuant to contracts that are expected to remain in existence for several years but as to which the Company's obligations are contingent upon the Company's continued receipt of the contracted products and services.

Related Party Matters

The Company leases its Norman, Oklahoma retail and outlet stores from a limited partnership whose partners include Rebecca Powell Casey, a director of the Company, and certain of her family members. The store lease terms in 2005, 2004 and 2003, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended January 28, 2006, January 29, 2005, and January 31, 2004, the total of such rent for the stores was approximately $216,000, $246,000, and $214,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. In addition, through October 2005 the Company leased its distribution center facility from this same limited partnership. The distribution center was sold in October 2005 to an unrelated party. The term of the distribution center lease is sixteen years commencing July 1, 1996, with increasing annual rental payments on a fixed scale which has a maximum annual rental up to $419,951 during the final year of the lease. The lease also provides for payments to the partnership for insurance, utilities and property taxes. The Company leases its corporate headquarters location from a limited partnership whose partners include W. Howard Lester, a director of the Company and the above referenced partnership. The lease, which was amended in 2003, expires September, 2010 with monthly rent payments of $26,490, plus insurance, utilities and property taxes until November, 2005 at which time monthly rent will be $38,443, plus insurance, utilities and property taxes until September, 2007 at which time monthly rent will be $40,366 plus insurance, utilities and property taxes until the expiration of the lease. This lease contains two renewal options of five years each. These leases have been approved by all independent directors as being on terms at or below available competitive market renewal rates.

The Company utilizes the services of Ronus Properties' employees for real estate negotiations and lease administration assistance. Ronus Properties is an entity wholly owned by Ronald de Waal, the Company's largest and controlling shareholder.

Beginning in June 2005, the Company currently compensates a Ronus Properties' employee, who effectively serves as the head of real estate, $48,000 per year and provides her with a discount on clothing purchases. Since the Company does not need a full-time director of real estate, this is less than the Company would pay to hire a full-time person.

See Note 8 to the Consolidated Financial Statements for information concerning the purchase of preferred stock by certain members of the Company's Board of Directors.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about the Company's potential exposure to market risks. The term "market risk" for the Company refers to the risk of loss arising from adverse changes in interest rates and various foreign currencies. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how the Company views and manages its ongoing market risk exposures.

Interest Rate

At January 28, 2006, the Company had debt outstanding of approximately $18.8 million. Of this amount, $1.3 million bears interest at a weighted average fixed rate of 6.72%. The remaining $17.5 million bears interest at a variable rate, which averaged approximately 6.57% during 2005. A 10% increase in short-term interest rates on the variable rate debt outstanding at January 28, 2006 would approximate 65 basis points. Such an increase in interest rates would increase the Company's interest expense by approximately $113,000 assuming borrowed amounts remain outstanding.

The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect this movement may have on other variables including changes in sales volumes that could be indirectly attributed to changes in interest rates. The actions management would take in response to such a change are also not considered. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates:

Expected Maturity
(In thousands)

	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt:							
Variable Rate (1)..................	$17,535	$ -	$ -	$ -	$ -	$ -	$17,535
Weighted Average Interest Rate....................................	6.57%	-	-	-	-	-	
Fixed Rate...........................	$ 112	$ 58	$ 62	$ 67	$ 72	$ 940	$ 1,311
Weighted Average Interest Rate....................................	6.72%	6.72%	6.72%	6.72%	6.72%	6.72%	

(1) The expiration of the Company's loan agreement is February 5, 2010. It is unlikely such debt will be repaid within one year. See Note 6 to the Consolidated Financial Statements for further information.

Foreign Currency

Substantially all of the Company's purchases are priced in U.S. dollars. However, some European purchases are denominated in local currency and, therefore, are subject to the fluctuation in currency exchange rates. From time to time the Company utilizes forward exchange contracts to secure firm pricing related to purchase commitments to be denominated in foreign currencies. The contracts are of varying short-term durations and amounts include a window delivery feature, which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate changes. The principal currency hedged is the Italian lira. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position.

The Company had no foreign exchange instruments outstanding at January 28, 2006; therefore, a sensitivity analysis would result in no impact to earnings. Anticipated transactions, firm commitments, and accounts payable denominated in foreign currencies would be excluded from the sensitivity analysis. Additionally, as the Company utilizes foreign currency instruments for hedging anticipated and firmly committed transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying exposure. Foreign currency fluctuations did not have a material impact on the Company during 2005, 2004 or 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Consolidated Financial Statements included immediately following the Exhibit Index to this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND CONSOLIDATED FINANCIAL DISCLOSURE

As previously disclosed, the Company became aware in September 2005 that the Company's Interim Chief Executive Officer, Leonard Snyder, had been named as a defendant in an SEC civil action related to another company that previously employed Mr. Snyder as its Chief Executive Officer. The Company advised its independent auditors at the time, Ernst & Young LLP ("E&Y"), of this proceeding. E&Y advised the Company's Audit Committee that E&Y was unwilling to accept a management representation letter required to be signed by the Company's Chief Executive Officer if Mr. Snyder remained as Chief Executive Officer. The Audit Committee and the Board were aware of this position at the time the Board made the decision to retain Mr. Snyder as the Company's Interim Chief Executive Officer. As a result of this disagreement, E&Y resigned as the Company's independent auditor effective September 16, 2005. The Company's Audit Committee subsequently engaged BDO Seidman, LLP as the Company's independent auditor effective October 29, 2005. Mr. Snyder and his counsel have periodically provided updates to the Board of Directors and BDO Seidman, LLP as to the status of the SEC's civil action. Based upon the reports provided, BDO Seidman, LLP has accepted Mr. Snyder's signature on management representation letters.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Principal Executive Officer and Principal Financial Officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 240.13a-15(e) and 15d-15(e) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and the Principal Financial Officer have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required under Item 10 will be contained in the definitive Proxy Statement of the Company for its 2006 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference. The Proxy Statement will be filed pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after January 28, 2006.

The Company has a Code of Business Conduct and Ethics that applies to all Harold's associates including its Chief Executive Officer and Chief Financial Officer/Principal Accounting Officer. A copy of the Code of Business Conduct and Ethics is available on the Company's website at www.harolds.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required under Item 11 will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under Item 12 will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required under Item 13 will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under Item 14 will be contained in the Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) The following consolidated financial statements and schedule are attached as a separate section of this report entitled "Consolidated Financial Statements and Schedule":

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of January 28, 2006 and January 29, 2005
Consolidated Statements of Operations for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Consolidated Statements of Stockholders' Deficit for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Consolidated Statements of Cash Flows for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Notes to Consolidated Financial Statements

SCHEDULE:
Schedule II – Harold's Stores, Inc. and subsidiaries valuation account

All other schedules have been omitted because they are not applicable, not required, or the information is included elsewhere in the financial statements or notes thereto.

(b) Exhibits: See accompanying Index to Exhibits. The Company will furnish to any stockholder, upon written request, any exhibit listed in the accompanying Index to Exhibits upon payment by such stockholder of the Company's reasonable expenses in furnishing any such exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAROLD'S STORES, INC.

Date: April 28, 2006

/s/ Leonard Snyder
Leonard Snyder
Interim Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the Registrant and in the capacities shown, and on the dates indicated.

Signature	Title	Date
/s/ Leonard Snyder Leonard Snyder	Interim Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2006
/s/ William E. Haslam William E. Haslam	Non-Executive Chairman of the Board and Director	April 28, 2006
/s/ Jodi L. Taylor Jodi L. Taylor	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	April 28, 2006
/s/ Rebecca P. Casey Rebecca P. Casey	Director	April 28, 2006
/s/ Clark J. Hinkley Clark J. Hinkley	Director	April 28, 2006
/s/ James D. Abrams James D. Abrams	Director	April 28, 2006
/s/ Robert L. Anderson Robert L. Anderson	Director	April 28, 2006
/s/ Margaret A. Gilliam Margaret A. Gilliam	Director	April 28, 2006
/s/ W. Howard Lester W. Howard Lester	Director	April 28, 2006

Harold's Stores, Inc. and Subsidiaries

Consolidated Financial Statements and Schedule

January 28, 2006, January 29, 2005 and January 31, 2004

(With Independent Registered Public Accounting Firm's Report Thereon)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Harold's Stores, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgment where necessary. Management believes that all representations made to our external auditors during their examination of the financial statements were valid and appropriate.

To meet its responsibility, management has established and maintains a comprehensive system of internal control that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, that assets are safeguarded, and that transactions are properly executed and reported. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control is subject to close scrutiny by management and is revised as considered necessary.

The Audit Committee of the Board of Directors of Harold's Stores, Inc. has engaged BDO Seidman LLP, an independent registered public accounting firm, to conduct an audit of the 2005 consolidated financial statements. Their report is included on the following page.

/s/ Leonard Snyder
Leonard Snyder
Chief Executive Officer

/s/ Jodi L. Taylor
Jodi L. Taylor
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Harold's Stores, Inc.

We have audited the accompanying consolidated balance sheet of Harold's Stores, Inc. and subsidiaries (the "Company") as of January 28, 2006, and the related consolidated statements of operations, stockholders' deficit, and cash flows for 52 week period ended January 28, 2006. We have also audited the schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2006, and the results of its operations and its cash flows for the 52 week period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Dallas, Texas
March 8, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Harold's Stores, Inc.

We have audited the accompanying consolidated balance sheet of Harold's Stores, Inc. and subsidiaries as of January 29, 2005, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended January 29, 2005. Our audits also included the financial statement schedule for the 52 weeks ended January 29, 2005 and January 31, 2004 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harold's Stores, Inc. and subsidiaries as of January 29, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the 52 weeks ended January 29, 2005 and January 31, 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Ernst and Young LLP
Ernst and Young LLP

Oklahoma City, Oklahoma
April 20, 2005

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	January 28, 2006	January 29, 2005
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 636	$ 674
Trade accounts receivable, less allowance for doubtful accounts of $138 as of January 28, 2006 and $200 as of January 29, 2005	6,343	7,343
Note and other receivables	157	125
Merchandise inventories	16,657	20,123
Prepaid expenses	1,146	1,254
Total current assets	24,939	29,519
Property and equipment, at cost	41,670	44,211
Less accumulated depreciation and amortization	(31,394)	(30,665)
Net property and equipment	10,276	13,546
Total assets	$ 35,215	$ 43,065

The accompanying notes are an integral part of the consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	January 28, 2006	January 29, 2005
LIABILITIES AND STOCKHOLDERS' DEFICIT:		
Current liabilities:		
Accounts payable	$ 9,013	$ 7,116
Redeemable gift certificates	1,105	1,130
Accrued payroll expenses and bonuses	747	613
Accrued rent expense	353	184
Deferred gain on sale of building	74	-
Current maturities of long-term debt	17,647	19,958
Total current liabilities	28,939	29,001
Accrued rent expense, net of current	5,164	6,587
Deferred gain, net of current portion	55	-
Long-term debt, net of current maturities	1,199	580
Total long-term liabilities	6,418	7,167
Total liabilities	35,357	36,168
Commitments and contingent liabilities (Notes 9, 11 and 13)		
Convertible preferred stock of $.01 par value		
Amended Series 2001-A, authorized 500,000 shares, issued and outstanding 341,296 as of January 28, 2006 and 336,231 as of January 29, 2005	6,826	6,725
Series 2002-A, authorized 300,000 shares, issued and outstanding 227,372 as of January 28, 2006 and 217,732 as of January 29, 2005	4,548	4,340
Series 2003-A, authorized 100,000 shares, issued and outstanding 55,673 as of January 28, 2006 and 54,514 as of January 29, 2005	5,567	5,426
Series 2006-A, authorized 100,000 shares, none issued	-	-
Amended 2001-A and 2002-A entitled to $20.00 per share, and 2003-A and 2006-A entitled to $100.00 per share, in each case plus accrued but unpaid dividends in liquidation		
Stockholders' deficit:		
Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,223,508 as of January 28, 2006 and 6,222,308 as of January 29, 2005	62	62
Additional paid-in capital	34,469	34,468
Accumulated deficit	(51,612)	(44,122)
	(17,081)	(9,592)
Less: Treasury stock of 205 shares as of January 28, 2006 and as of January 29, 2005 recorded at cost	(2)	(2)
Total stockholders' deficit	(17,083)	(9,594)
Total liabilities and stockholders' deficit	$35,215	$43,065

The accompanying notes are an integral part of the consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share Data)

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
Sales	**$88,247**	$89,357	$91,683
Cost of goods sold (including occupancy and central buying expenses, exclusive of items shown separately below)	**61,188**	57,643	60,915
Gross margin	**27,059**	31,714	30,768
Selling, general and administrative expenses	**28,509**	26,564	26,930
Restructuring charges	**-**	-	1,630
Depreciation and amortization	**3,795**	4,076	7,000
Operating income (loss)	**(5,245)**	1,074	(4,792)
Interest expense	**1,456**	979	879
Gain on sale of building	**(721)**	-	-
	735	979	879
Income (loss) before income taxes	**(5,980)**	95	(5,671)
Provision for income taxes	**-**	-	-
Net income (loss)	**$ (5,980)**	$ 95	$(5,671)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS:			
Net income (loss)	**$ (5,980)**	$ 95	$(5,671)
Less: Preferred stock dividends and accretion of preferred stock issuance costs	**1,510**	1,501	1,306
Net loss applicable to common stockholders	**$ (7,490)**	$(1,406)	$(6,977)
Net loss per common share:			
Basic	**$ (1.20)**	$ (0.23)	$ (1.14)
Diluted	**$ (1.20)**	$ (0.23)	$ (1.14)
Weighted average number of common shares	**6,223,508**	6,217,629	6,114,202
Weighted average number of common shares assuming dilution	**6,223,508**	6,217,629	6,114,202

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(Dollars in Thousands)

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
Common stock:			
Balance (net of treasury shares), beginning of year	**$ 60**	$ 60	$ 59
Stock bonuses issued, no shares in 2005, 16 shares in 2004, no shares in 2003	-	0	-
Stock options exercised, 1,200 shares in 2005, 13,350 shares in 2004, 109,439 shares in 2003	**0**	0	1
Balance (net of treasury shares), end of year	**$ 60**	$ 60	$ 60
Additional paid-in capital:			
Balance, beginning of year	**$ 34,468**	$ 34,449	$ 34,224
Stock bonuses	-	-	-
Stock options exercised	1	19	225
Balance, end of year	**$ 34,469**	$ 34,468	$ 34,449
Accumulated deficit:			
Balance, beginning of year	**$ (44,122)**	$ (42,716)	$ (35,739)
Net income (loss)	**(5,980)**	95	(5,671)
Preferred stock dividends and accretion	**(1,510)**	(1,501)	(1,306)
Balance, end of year	**$ (51,612)**	$ (44,122)	$ (42,716)

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
Cash flows from operating activities:			
Net income (loss)	$ (5,980)	$ 95	$ (5,671)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,795	4,076	7,000
Gain on sale of assets	(754)	(67)	(12)
Losses on impaired assets	551	-	-
Changes in assets and liabilities:			
Decrease (increase) in trade and other receivables	876	(174)	(658)
Decrease (increase) in merchandise inventories	3,466	(2,410)	2,917
Decrease (increase) in prepaid expenses	108	(124)	830
Increase (decrease) in accounts payable	1,897	(268)	(3,047)
Decrease in accrued expenses	(1,016)	(785)	(3,250)
Net cash provided by (used in) operating activities	2,943	343	(1,891)
Cash flows from investing activities:			
Acquisition of property and equipment	(1,595)	(2,030)	(1,704)
Proceeds from disposal of property and equipment	1,273	67	77
Issuance of notes receivable	(6)	(102)	-
Payments received for note receivable	98	37	13
Net cash used in investing activities	(230)	(2,028)	(1,614)
Cash flows from financing activities:			
Borrowings on long-term debt	1,300	-	-
Payments of long-term debt	(1,350)	(272)	(1,291)
Advances on revolving line of credit	97,058	100,532	102,155
Payments on revolving line of credit	(98,700)	(97,975)	(101,627)
Proceeds from the issuance of common stock	1	18	226
Proceeds from the issuance of preferred stock	-	-	4,939
Preferred stock dividends	(1,060)	(1,062)	(809)
Net cash (used in) provided by financing activities	(2,751)	1,241	3,593
Net (decrease) increase in cash and cash equivalents	(38)	(444)	88
Cash and cash equivalents at beginning of year	674	1,118	1,030
Cash and cash equivalents at end of year	$ 636	$ 674	$ 1,118
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 72	$ 44	$ 40
Interest	$ 1,149	$ 1,096	$ 778
Non-cash investing and financing activities:			
Preferred stock dividends accrued	$ 410	$ 378	$ 426

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the "Company"), operates a 41-store chain of classically inspired ladies and men's specialty apparel stores. The Company offers its merchandise in stores primarily across the South and Southwest. Merchandise is also offered over the internet at www.harolds.com and via a direct mail catalog. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Reclassification

Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

Definition of Fiscal Year

The Company has a 52-53 week year that ends on the Saturday closest to January 31. Years 2005, 2004 and 2003 ended on January 28, 2006, January 29, 2005, January 31, 2004, respectively. The years 2005, 2004 and 2003 each comprised 52-week years.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which revised SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). For a public company that does not file as a small business issuer, SFAS No. 123(R) must be adopted as of the beginning of its first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method under APB No. 25 and, as such, generally recognize no compensation cost for employee stock options.

SFAS No. 123(R) permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date, or
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have elected to utilize the modified prospective application method for transition under SFAS No. 123(R). The pro-forma disclosure under SFAS No. 123 in the footnotes to our consolidated financial statements under Stock-Based Compensation for periods prior to Fiscal 2006 is not necessarily indicative of the potential impact of recognizing compensation cost for share-based payments under SFAS No. 123(R) in future periods. Our Board of Directors approved the acceleration of the vesting schedule for these options to avoid the recognition of compensation expense in our future financial statements relating to these stock options. We estimate that the Fiscal 2006 impact to diluted earnings per share resulting from recording compensation expense related to stock options will be immaterial. The potential impact of adopting SFAS No. 123(R) on our Fiscal 2006 results of operations and earnings per share is dependent on several factors including the number of options granted in Fiscal 2006, the fair value of those options which will be determined at the date of grant, the related income tax benefits recorded and the diluted shares outstanding. This estimate is based on certain assumptions as to these factors and the actual impact may differ if actual results vary from the assumptions.

FASB Staff Position No. 123(R)-4 ("FSP No. 123(R)-4"), "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" was issued in February 2006. FSP No. 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The guidance in this FSP amends paragraphs 32 and A229 of SFAS No. 123(R) to incorporate the concept articulated in footnote 16 of that Statement. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. We have evaluated the impact of FSP No. 123(R)-4 and do not expect it will impact our accounting under SFAS No. 123(R).

FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)" was issued in March 2005. FIN No. 47 provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event. We adopted FIN 47 in the fourth quarter of 2005 and there was no effect on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections," ("SFAS 154"). This Statement defines the accounting for and reporting of a change in accounting principle. SFAS 154 will be effective for the Company beginning in 2006. The implementation of SFAS 154 is not expected to have an impact on the Company's financial condition or results of operations.

In October 2005, the FASB issued Statement of Financial Accounting Standards Staff Position No. 13-1, "Accounting for Rental Costs Incurred During a Construction Period," ("SFAS SP 13-1"). This Statement requires that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as renal expense. The rental costs shall be included in income from continuing operations. SFAS SP 13-1 will be effective for the Company beginning in 2006. However, the Company previously corrected its calculation of straight-line rent expense to include in the lease term any period during which the Company is not obligated to pay rent while the store is being constructed. The implementation of SFAS SP13-1 is not expected to have an impact on the Company's financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of trade accounts receivable and cash equivalents. The Company extends credit to its customers in the normal course of business. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains reserves for potential credit losses based upon its loss history and its aging analysis. Accounts receivable are comprised of a diversified customer base that results in a lack of concentration of credit risk.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when applied to the customers' statements. Minimum monthly payments are required and are generally equal to ten percent of the outstanding balance. The average liquidation rate at January 28, 2006 was approximately 2.58 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,132,000, $1,142,000, and $1,140,000, in 2005, 2004, and 2003, respectively.

Allowances for doubtful accounts are established based upon historical losses and increased as necessary to cover specific items. Receivables determined to be uncollectible are written off as a charge to the allowance. Recoveries of previously written off amounts are added back to the allowance. Charge-offs related to these accounts were approximately $156,000, $253,000 and $221,000 during 2005, 2004 and 2003, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $2,921,000 and $3,570,000 at January 28, 2006 and January 29, 2005, respectively. Physical inventory counts are performed twice each year using a third party, and estimates are made for shortages between the date of the physical inventory count and the balance sheet. Management evaluates any obsolete or slow-moving inventory and records any required markdowns.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's 2005, 2004 and 2003 pro forma net loss and pro forma net loss per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in 1995 through 2005. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net loss amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

	Year Ended		
	January 28, 2006	January 31, 2004	January 31, 2004
	(In thousands, except per share data)		
Net loss applicable to common stockholders, as reported	**$(7,490)**	$(1,406)	$(6,977)
Add:			
Stock-based employee compensation expense included in reported net loss	**-**	-	-
Deduct:			
Stock-based employee compensation expense determined under fair value method for all awards	**439**	375	460
Pro forma net loss applicable to common stockholders	**(7,929)**	$(1,781)	$(7,437)
Net loss per common share:			
Basic, as reported	**$(1.20)**	$(0.23)	$(1.14)
Basic, pro forma	**$(1.27)**	$(0.29)	$(1.22)
Diluted, as reported	**$(1.20)**	$(0.23)	$(1.14)
Diluted, pro forma	**$(1.27)**	$(0.29)	$(1.22)

In the third quarter of 2005, the Company, with approval from its Board of Directors, announced the acceleration of all unvested stock options granted and outstanding. The Company's decision to accelerate the vesting of certain outstanding stock option grants was made as part of a broad review of long-term incentive compensation in light of changes in market practices and upcoming accounting changes.

Revenue Recognition

Sales from store locations represented 96% of the Company's total sales for 2005. These sales are recognized at the time of the customer's purchase. Sales are net of returns and exclude sales tax. The Company's direct catalog and internet sales represented about four percent of the total sales during 2005. These sales are recognized at the time the order is shipped to the customer. Gift card sales are recognized as revenue when the gift card is redeemed, not when it is sold.

Advertising

During 2005, 2004 and 2003, the Company incurred approximately $5,035,000, $4,313,000, and $4,190,000, respectively, in advertising expenses. Advertising expenditures related principally to small publications mailed to the Company's database of active customers are expensed at the time of mailing to the customer.

Depreciation, Amortization and Maintenance and Repairs

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases, including reasonably assured renewal periods, or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

Buildings	30 years
Leasehold improvements	5-10 years
Furniture and equipment	4-7 years
Software and related costs	3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized. During 2005, 2004 and 2003, the Company recorded approximately $3,795,000, $4,076,000, and $7,000,000, respectively, of depreciation and amortization expense.

Computer Software Costs

For 2005, 2004 and 2003, software related costs of approximately $52,000, $70,000 and $55,000, respectively, were capitalized. These costs are amortized over the life of the related software.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company maintains a valuation allowance to fully provide for all remaining deferred tax assets because the Company's history of operating losses made the realization of these assets uncertain. As of January 28, 2006, the Company's valuation allowance was equal to 100% of its deferred tax assets. See Note 7 to the Consolidated Financial Statements for additional discussion.

Net loss Per Common Share

Basic net loss per common share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net loss applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	2005	2004	2003
	(In thousands, except per share data)		
Net loss applicable to common stockholders, basic and diluted	**$(7,490)**	$(1,406)	$(6,977)
Weighted average number of common shares outstanding – basic	**6,223**	6,218	6,114
Dilutive effect of potential common shares issuable upon exercise of employee stock options	-	-	-
Weighted average number of common shares outstanding – diluted	**6,223**	6,218	6,114
Net loss per share:			
Basic	**$(1.20)**	$(0.23)	$(1.14)
Diluted	**$(1.20)**	$(0.23)	$(1.14)

Options to purchase 1,615,960, 1,606,313 and 1,680,084 shares of common stock were outstanding during 2005, 2004 and 2003, respectively, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares and their inclusion would result in anti-dilution. The options expire through the year 2015.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Self Insurance

The Company is self insured for certain losses related to employees' medical and dental benefits. Costs for self-insurance claims filed and claims incurred but not reported are accrued based on known claims and historical experience. Management believes it has adequately reserved for its self-insurance liability, which is capped through the use of stop-loss contracts with insurance companies. However, any significant variation of future claims from historical trends could cause actual results to differ from the accrued liability.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005, included in selling, general and administrative expenses, the Company recorded approximately $551,000 of leasehold improvement write downs for store locations that have reported ongoing losses.

2. Strategy and Liquidity Update

As reflected in the accompanying financial statements, the Company reported a net loss of $6 million in 2005, a profit of $95,000 in 2004, and a loss of $5.7 million in 2003. In light of the inconsistent financial performance, the Company has highlighted the following key strategic initiatives that have been undertaken to improve its financial results and liquidity.

The Company has experienced decreases in comparable store sales since third quarter of 2005. The Company believes the causes that contributed to this disappointing financial performance include the following:

- A decision was made in early 2005 to alter the timing and quantity of fall, winter and holiday receipts. This resulted in the Company not offering adequate quantities of gift-giving or wear-now apparel during the latter part of 2005.
- In September 2005, the Company experienced significant sales declines largely due to hurricanes that directly affected stores in Mississippi, Louisiana and Texas.
- The merchandise assortments offered to customers, particularly in late 2005 were not consistently well received by customers. It is believed that these assortments were too trendy, therefore not appealing to the targeted Harold's age forty customer, and they were too casual in composition.

Clark Hinkley, the Company's former Chief Executive Officer who retired in 2003, has returned to assist in the product development areas on an interim basis, as the Company searches for a new Chief Merchandising Officer to replace Rebecca Powell Casey, former Executive Vice President – Trend and Design, who resigned from the Company in January 2006. During Mr. Hinkley's tenure, the Company returned to classically-inspired, brand appropriate merchandise which resulted in some of the best sales performance the Company has experienced for many years. In light of these sales successes, the Board of Directors asked Mr. Hinkley to return to the Company as a consultant during this transitional period.

Commencing with the mid-2006 deliveries, the Company has placed more emphasis on offering brand appropriate, classic apparel for which Harold's is best known. Additionally, the Company has developed plans to correct for 2006 the issues surrounding the lack of gift-giving and wear-now apparel that were experienced during 2005 and has re-addressed its merchandising approach to the holiday season. This includes merchandise being received into stores approximately every 30 days and providing customers with a brand-appropriate selection of holiday apparel, both for self-purchase and gift giving.

In January 2006, the Company amended the credit facility with it's primarily lender, Wells Fargo Retail Finance II, LLC ("WFRF"). In conjunction with this negotiation, an additional $3 million of funding was received from the Company's principal investors to be utilized to enhance working capital and support planned capital expenditures. Additionally, the bank extended the lending facility by three years, to February 2010, and reduced the required covenant for daily excess availability from $1.35 million to $1.0 million. See Note 6 to the Consolidated Financial Statements for further information on the amendment. In order to preserve cash, the Company's Board of Directors has determined that it will not pay cash dividends on any series of outstanding preferred stock through February 1, 2007 unless all holders of preferred stock who were previously electing cash dividends elect to receive stock dividends during this period of time. If all holders of preferred stock do not make a stock dividend election for this period, dividends will accumulate and be paid when and if the Board of Directors determines. This action will provide the Company with cash savings of approximately $1..1 million for 2006.

During 2006, the Company will enhance its real estate portfolio through strategic store relocations and new store openings in markets, similar to those that have historically proven to be successful. Stores in Greenville, SC, Charlotte, NC, and Atlanta, GA, are being relocated to improved locations, and new stores will be opened in Montgomery, AL, and Little Rock, AR. The Company believes that in addition to refining its merchandising, it is important to continually improve its store base in an effort to return the Company to consistent profitability.

The Company believes that the plans in place for 2006 should result in improvements in its operating performance.

3. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Substantially all of the debt is at variable interest rates, therefore, fair value approximates carrying value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at January 29, 2005 or at January 31, 2004.

4. Note Receivable

On April 2, 2002, the Company sold its only restaurant accepting a promissory note in return in the principal amount of $80,000. Interest income is netted against selling, general and administrative expenses and was $3,000, $4,000 and $4,000 during 2005, 2004 and 2003. The balance of this note at January 28, 2006 and January 29, 2005 was approximately $23,000 and $41,000, respectively.

5. Property and Equipment

Property and equipment at January 28, 2006 and January 29, 2005 consisted of the following:

	2005	2004
	(in thousands)	
Land	**$ 631**	$ 631
Buildings	**881**	3,039
Leasehold improvements	**24,351**	25,624
Furniture and equipment	**15,807**	14,917
	$41,670	$44,211

6. Long-Term Debt

Long-term debt at January 28, 2006 and January 29, 2005 consisted of the following:

	2005	2004
	(in thousands)	
Borrowings under line of credit with a maximum availability of $22,000,000, bearing interest at a weighted-average variable rate (6.57% at January 28, 2006) payable monthly, due February 2010. *This line of credit is secured by substantially all assets of the Company.*	**$ 17,535**	$ 19,178
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (6.85%) due in monthly installments of principal and interest of approximately $12,000, with final payment due February, 2012.	**1,253**	-
Capital lease obligation, secured by computer equipment, bearing interest at a fixed rate (4.00%) due in quarterly installments of principal and interest of approximately $12,000, with final payment due August, 2006.	**36**	-
Capital lease obligation, secured by computer equipment, bearing interest at a fixed rate (4.00%) due in quarterly installments of principal and interest of approximately $8,000, with final payment due October, 2006.	**22**	-
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $11,000, with final payment due June, 2011.	**-**	663
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (4.25%) due in monthly installments of principal and interest of approximately $9,000, with final payment due December, 2005.	**-**	670
Capital lease obligation, secured by computer equipment, bearing interest at a fixed rate (8.00%) due in quarterly installments of principal and interest of approximately $9,000, with final payment due September, 2005.	**-**	27
Total debt	**18,846**	20,538
Less current maturities of long-term debt	**17,647**	19,958
Long-term debt, net of current maturities	**$ 1,199**	$ 580

The Company's original three-year credit facility with Wells Fargo Retail Finance II, LLC, ("WFRF") was entered into on February 5, 2003. As discussed below, on January 24, 2006, the maximum available credit line was increased, and the expiration date was extended to February 5, 2010. The credit facility is secured by substantially all assets of the Company and its subsidiaries and is subject to a borrowing base calculation based primarily on inventory and accounts receivable. The facility has two financial covenants, a minimum excess availability covenant of $1.35 million, which was reduced to $1.0 million in January 2006, and a maximum capital expenditure covenant, established at $2.75 million for 2005. Interest rates under the facility are at prime plus 0.5% or LIBOR plus 2.50%, with the ability to reduce the rate if the Company achieves certain financial criteria. The balance outstanding on the Company's line of credit at January 28, 2006 was $17,535,000 which includes the $7 million outstanding under the bridge facility discussed below. At January 28, 2006 the Company's availability under the WFRF line of credit was approximately $3.5 million above the minimum availability requirement of $1.0 million and the average interest rate on the credit line was 6.57%.

In July 2003, the Company negotiated an increase of $2 million in its total borrowing availability under its existing credit facility with WFRF. The Company obtained this increase in order to provide for additional working capital. The full $2 million was available for borrowing on July 15, 2003 and has been extended to the Company by WFRF based upon a loan participation agreement between WFRF and RonHow, LLC ("RonHow"), an entity established in July 2003 which is owned and controlled directly or indirectly by Ronald de Waal and W. Howard Lester. Mr. de Waal and Mr. Lester are both major beneficial owners of the Company's common stock, and Mr. Lester is also a director of the Company.

In order to achieve additional liquidity, on January 24, 2006, the Company entered into an amendment to its existing credit facility with WFRF which increased the Company's borrowing availability under the facility. The amendment extended the term of the credit facility by three years, with a new expiration of February 5, 2010. The amendment also increased the maximum revolver amount from the lesser of $25 million or $22 million plus outstanding participant advances to the lesser of $28 million or $22 million plus outstanding participant advances. Additionally, the minimum required excess availability under the credit facility was reduced from $1.35 million to $1.0 million. Finally, the amendment provided for an increase of $3 million in the Company's borrowing availability under the facility based upon an increase in the existing loan participation agreement between WFRF and RonHow. Messrs. de Waal and Lester are both significant beneficial owners of the Company's common stock, and Mr. Lester is also a director of the Company. WFRF will continue to serve as the lending agent for the Company under the credit facility, and the principal covenants and conditions imposed upon the Company pursuant to the WFRF credit facility agreement have not materially changed. RonHow's right to repayment of any advances under the credit facility that are attributable to its participation is generally subordinate to the repayment rights of the other credit facility lenders. However, the Company may repay these advances provided it meets certain conditions, including, for payments of up to $2 million of these advances, the maintenance of an average daily excess availability under the credit facility of at least $1.5 million for the 30 days prior to and 30 days projected immediately following the repayment, and for payments of the remaining amount of these advances, the maintenance of an average daily excess availability under the credit facility of at least $2.5 million for the 30 days prior to and 30 days projected immediately following the repayment. The average excess availability requirement is higher than the excess availability otherwise required of the Company under the credit facility. In consideration for RonHow's agreement to fund the Company's additional $3 million in borrowing capacity under the credit facility, the Company granted to RonHow the right to convert any of the incremental $3 million not repaid into shares of a new series of authorized but unissued preferred stock, designated Series 2006-A Preferred Stock. The Series 2006-A Preferred Stock to be issued upon conversion of this option will be convertible into shares of common stock at a price of $0.87 per share, equal to the 20-day average closing price of the Company's common stock for the period ending immediately before closing of the loan amendment, assuming this conversion feature is approved by the Company's shareholders at its 2006 annual meeting of shareholders. Additionally, the Company will pay an additional 4% fee per annum on the outstanding new participation amount up to $3 million, commencing immediately. This fee is in addition to the additional 4% fee per annum which the Company will be obligated to pay on up to $2 million of the outstanding participation amount funded by RonHow in April 2004 commencing on March 1, 2006.

In connection with the foregoing transactions, the Company and RonHow agreed upon a new repayment priority for RonHow's participations in the credit facility. Unless otherwise agreed to by the Company and RonHow at the time of any repayment, any repayments of participations will be applied first to the repayment of RonHow's first $2 million participation funded in July 2003, next to the repayment of the RonHow's second $2 million participation funded in April 2004, and finally to the repayment of RonHow's new $3 million participation funded on January 24, 2006. The parties amended the Option Agreement previously executed on April 30, 2004, to document this agreement. As part of the foregoing participation transaction, WFRF, RonHow and the Company have entered into a letter of understanding which establishes a framework for RonHow to obtain the right to convert its aggregate $7 million participation in the Company's credit facility into a subordinated loan to the Company on or before January 24, 2007, subject to the negotiation of mutually acceptable definitive agreements. The Company has agreed that the options to convert to preferred stock granted by the Company to RonHow to permit RonHow to convert its new $3 million participation and its prior $2 million participation funded in April 2004 would continue to apply to any such subordinated loan to the extent such participations are converted.

These transactions were approved by the Company's independent directors.

The Company was in compliance with its debt covenants for the year ended January 28, 2006. Although the Company's line of credit with WFRF does not expire until February 2010, the Company has classified its borrowings under its line of credit as current in its consolidated balance sheets due to the terms of its agreement with the lender. Under the bank agreement, there is an acceleration clause which potentially allows the bank to demand immediate payment of all outstanding borrowings upon the occurrence of a material adverse change in the Company's operations or financial position. Determination of what constitutes a material adverse change is at the discretion of the bank, however, it is subject to reasonableness standards. In addition, the Company is required to maintain a lock-box agreement with the bank whereby all cash received is applied against current borrowings. As a result of these items, the Company is required to classify its line of credit borrowings as current as proscribed by EITF 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement."

The annual maturities of the above long-term debt as of January 28, 2006 are as follows (in thousands):

Year	
2006	$17,647 (1)
2007	58
2008	62
2009	67
2010	72
2011 and subsequent	940
Total	$18,846

(1) Due in 2010 unless the lender demands earlier payment.

7. Income Taxes

Income tax provision for the years ended January 28, 2006, January 29, 2005 and January 31, 2004, consisted of the following:

	2005	2004	2003
		(in thousands)	
Current provision (benefit)	-	-	-
Deferred provision (benefit)	-	-	-
Total	-	-	-

Income tax expense differs from the statutory tax rate as follows:

	2005	2004	2003
Statutory tax rate	**34.0%**	34.0%	(34.0)%
Changes in income taxes caused by:			
State income taxes	**4.0**	6.0	(6.0)
Net operating loss valuation allowance and other	**(38.0)**	(40.0)	40.0
Effective tax rate	**0.0%**	0.0%	0.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at January 28, 2006 and January 29, 2005 are presented below:

	2005	2004
	(in thousands)	
Deferred tax assets - current:		
Allowance for doubtful accounts	**55**	80
Merchandise inventories	**332**	497
Accrued expenses	**2,235**	2,737
	2,622	3,314
Less: Valuation allowance	**(2,622)**	(3,314)
	-	-
Deferred tax assets – noncurrent:		
Property and equipment	**1,482**	1,228
Net operating loss	**12,842**	9,184
	14,324	10,412
Less: Valuation allowance	**(14,324)**	(10,412)
	-	-

The Company's federal net operating losses of approximately $21.6 million will begin to expire in 2021. The Company also has state net operating losses of approximately $30.4 million which begin to expire in 2006. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses made the realization of these assets uncertain. The Company's valuation allowance as of January 28, 2006 is equal to 100% of its deferred tax assets.

The ability of the Company to utilize net operating loss carryforwards to reduce future federal taxable income and federal income tax of the Company is subject to various limitations under the Internal Revenue Code of 1986 ("the Code"), as amended. The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock by the Company during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of the Company.

In the event of an ownership change (as defined for income tax purposes), Section 382 of the Code imposes an annual limitation on the amount of a corporation's taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (i) the fair market value of the equity of the Company multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs. The Company's management, in consultation with its tax advisors, determined in 2004 that a change in ownership had occurred on October 1, 2002, and that this change resulted in a limitation on the Company's ability to utilize its NOLs under Section 382 of the Code. As a result of the limitation, the Company may only utilize $1.0 million per year of its total October 1, 2002 pre-change NOL of $12.5 million. Any portion of the $1.0 million annual limitation not utilized in a particular year may be carried over to the next year and added to that year's limitation. Based on the Company's taxable losses, the cumulative excess annual limitation carryover to 2006 is approximately $2.4 million.

8. Stock and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. As of January 28, 2006, The Board had authorized four series of preferred stock, the Amended Series 2001-A Preferred Stock consisting of 500,000 shares, the 2002-A Preferred Stock consisting of 300,000 shares, the 2003-A Preferred Stock consisting of 100,000 shares and the 2006-A Preferred Stock consisting of 100,000 shares.

On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock is convertible into 15.6863 shares of common stock of the Company. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which are reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates. The preferred shares are redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends. The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

On August 2, 2002, the Company executed a definitive agreement to allow a group of investors to purchase from the Company 200,000 shares of Series 2002-A convertible preferred stock for a total purchase price of $4 million. Under this preferred stock agreement, each of the 200,000 issued shares of preferred stock is convertible into common stock of the Company at a fixed rate of $2.72 per share. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 8% per annum, which is reduced to 6% per annum if certain profitability targets are met by the Company. Dividends are payable in additional shares of preferred stock or cash as the holder of the preferred stock may elect. The Series 2002-A Preferred Stock is redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends. The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

On February 5, 2003, the Company closed on a $5 million private equity investment by Inter-Him, N.V., of which Ronald de Waal is a Managing Director, and W. Howard Lester, a director of the Company (the "Investors"). The Investors purchased an aggregate of 50,000 shares of a new series of preferred stock, designated Series 2003-A Preferred Stock, at a purchase price of $100.00 per share. The Series 2003-A Preferred Stock is convertible into common stock at a fixed rate of $1.15 per share, and otherwise provides rights and preferences substantially similar to the Company's existing 2002-A Preferred Stock. As a result of the sale of the 2003-A Preferred Stock, the percentage ownership of common stock on an as-converted basis (assuming conversion of all of the Company's outstanding preferred stock) by Inter-Him and Mr. de Waal is 51.8%. The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

In consideration for RonHow's agreement to fund the Company's additional $3 million in borrowing capacity under the credit facility as decsribed above, the Company granted to RonHow the right to convert any of the incremental $3 million not repaid into shares of a new series of authorized but unissued preferred stock, designated Series 2006-A Preferred Stock. The Series 2006-A Preferred Stock to be issued upon conversion of this option will be convertible into shares of common stock at a price of $0.87 per share, equal to the 20-day average closing price of the Company's common stock for the period ending immediately before closing of the loan amendment, assuming this conversion feature is approved by the Company's shareholders at its 2006 annual meeting of shareholders.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in 2002 and replaced a prior plan initially adopted in 1993. The current plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during 2005, 2004 or 2003 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests one year after the date of issuance with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. In the third quarter of 2005, the Company, with approval from its Board of Directors, announced the acceleration of all unvested stock options granted and outstanding. The Company's decision to accelerate the vesting of certain outstanding stock option grants was made as part of a broad review of long-term incentive compensation in light of changes in market practices and upcoming accounting changes. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Balance of options outstanding at February 1, 2003	2,173,625	3.70	1,159,482	$4.83
Granted	312,800	1.13		
Terminated	(156,202)	3.42		
Exercised	(109,439)	2.07		
Balance of options outstanding at January 31, 2004	2,220,784	$3.43	1,282,736	$4.45
Granted	359,550	3.02		
Terminated	(436,143)	4.82		
Exercised	(13,350)	1.46		
Balance of options outstanding at January 29, 2005	2,130,841	$3.09	1,383,431	$3.46
Granted	262,850	0.88		
Terminated	(396,005)	2.96		
Exercised	(1,200)	1.00		
Balance of options outstanding at January 28, 2006	1,996,486	$2.83	1,996,486	$2.83

As of the year ended January 28, 2006, the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.74 - $16.71, and 4.9 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of January 28, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
0.74-1.20	366,680	8.8	$0.83	366,680	$0.83
1.20-4.06	1,349,065	4.4	$2.29	1,349,065	$2.29
4.06-7.66	202,501	2.6	$6.23	202,501	$6.23
7.66-16.71	78,240	0.6	$12.62	78,240	$12.62
	1,996,486			1,996,486	

The weighted average fair values of options granted under the non-qualified plan during 2005, 2004 and 2003 were $0.68, $2.25, and $0.80, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for 2005, 2004 and 2003: risk-free interest rate of 4.39% for 2005, 4.15% for 2004, and 4.28% for 2003; expected dividend yield of 0% for all periods; expected lives of approximately seven years for 2005, 2004 and 2003; and volatility of the price of the underlying common stock of 79.9% for 2005, 79.0% for 2004, and 75.1% for 2003.

9. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to annually contribute up to $15,000 of their compensation before income taxes plus an additional catch up contribution of $5,000 before income taxes if the participant is at least 50 years old. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended January 28, 2006, January 29, 2005, and January 31, 2004, the Company contributed approximately $184,000, $250,000, and $249,000, respectively, to the 401(k) plan.

10. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores from a limited partnership whose partners include Rebecca Powell Casey, a director of the Company, and certain of her family members. The store lease terms in 2005, 2004 and 2003, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended January 28, 2006, January 29, 2005, and January 31, 2004, the total of such rent for the stores was approximately $216,000, $246,000, and $214,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. In addition, through October 2005 the Company leased its distribution center facility from this same limited partnership. The distribution center was sold in October 2005 to an unrelated party. The term of the distribution center lease is sixteen years commencing July 1, 1996, with increasing annual rental payments on a fixed scale which has a maximum annual rental up to $419,951 during the final year of the lease. The lease also provides for payments to the partnership for insurance, utilities and property taxes. The Company leases its corporate headquarters location from a limited partnership whose partners include W. Howard Lester, a director of the Company and the above referenced partnership. The lease, which was amended in 2003, expires September, 2010 with monthly rent payments of $26,490, plus insurance, utilities and property taxes until November, 2005 at which time monthly rent will be $38,443, plus insurance, utilities and property taxes until September, 2007 at which time monthly rent will be $40,366 plus insurance, utilities and property taxes until the expiration of the lease. This lease contains two renewal options of five years each. These leases have been approved by all independent directors as being on terms at or below available competitive market renewal rates.

The Company utilizes the services of Ronus Properties' employees for real estate negotiations and lease administration assistance. Ronus Properties is an entity wholly owned by Ronald de Waal, the Company's largest and controlling shareholder. Beginning in June 2005, the Company currently compensates a Ronus Properties' employee, who effectively serves as the head of real estate, $48,000 per year and provides her with a discount on clothing purchases. Since the Company does not need a full-time director of real estate, this is less than the Company would pay to hire a full-time person.

See Note 8 for information concerning the purchase of preferred stock by certain members of the Company's Board of Directors.

11. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. Certain leases also have options to renew. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of January 28, 2006 were as follows (in thousands):

Year:	
2006	$ 7,065
2007	6,868
2008	6,034
2009	4,380
2010	3,487
2011 and subsequent	5,140
Total	$32,974

Total rental expense for the years ended January 28, 2006, January 29, 2005 and January 31, 2004, was as follows (in thousands):

	2005	2004	2003
Base rent	**$7,008**	$6,797	$8,544
Additional rents computed As percentage of sales	**186**	252	217
Total	**$7,194**	$7,049	$8,761

12. Business Concentrations

More than 90% of the ladies' apparel sales were attributable to the Company's product development and private label programs during 2005, 2004 and 2003. The breakdown of total sales between ladies' and men's apparel was approximately 82% and 18% for 2005, 81% and 19% for 2004, and 78% and 22% for 2003.

13. Commitments and Contingent Liabilities

The Company may issue letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At January 28, 2006, the Company had no outstanding letters of credit to secure orders of merchandise from various domestic and international vendors.

The Company did not enter into any forward exchange contracts during the year ended January 28, 2006. Normally, forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The contracts are usually of varying short-term duration and include a window delivery feature that provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

14. Business Segments

The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. The Company has no operations that would qualify as a separate operating segment under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth
52 Weeks Ended January 28, 2006				
Sales	$23,965	$20,298	$23,339	$20,645
Gross margin on sales	9,496	4,740	7,760	5,063
Net income (loss) applicable to common stockholders (1)	405	(3,268)	(290)	(4,337)
Net income (loss) per common share:				
Basic	$0.07	($0.53)	($0.05)	($0.69)
Diluted	$0.04	($0.53)	($0.05)	($0.69)
52 Weeks Ended January 29, 2005				
Sales	$24,169	$19,290	$23,110	$22,788
Gross margin on sales	9,297	6,421	8,647	7,349
Net income (loss) applicable to common stockholders	251	(1,420)	286	(525)
Net income (loss) per common share:				
Basic	$0.04	($0.23)	$0.05	($0.09)
Diluted	$0.04	($0.23)	$0.04	($0.08)

(1) During the second quarter of 2005, the Company incurred significant markdowns to sell excess spring and summer merchandise. During the fourth quarter of 2005, the Company experienced significant sales declines due to a shortage of gift-giving and wear-now apparel. Adequate quantities of this merchandise were not planned or purchased. This, combined with $500,000 of one-time severance payments incurred during the fourth quarter, resulted in the loss reported for the fourth quarter.

HAROLD'S STORES, INC. AND SUBSIDIARIES
VALUATION ACCOUNT
(In Thousands)

Description	Balance at Beginning of Period	Additions-Charged to Expense	Additions-Recoveries of Accounts Written off	Deductions-Write-off of Accounts	Balance at End of Period
52 Weeks ended January 28, 2006: Allowance for doubtful accounts	$200	24	70	156	$138
52 Weeks ended January 29, 2005: Allowance for doubtful accounts	$200	218	35	253	$200
52 Weeks ended January 31, 2004: Allowance for doubtful accounts	$200	192	29	221	$200

INDEX TO EXHIBITS

No.	Description
3.1	Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended February 3, 2001).
3.2	By-laws of the Company (Incorporated by reference to Exhibit 3.2 to Form 8-B Registration Statement, Registration No. 1-10892).
4.1	Specimen Certificate for Common Stock (Incorporated by reference to Exhibit 4.1 to Form S-1 Registration Statement, Registration No. 33-15753).
4.2	Certificate of Elimination of Designations of the Series 2001-A Preferred Stock (Incorporated by reference to Exhibit 4.1 to Form 8-K dated August 2, 2002).
4.3	Certificate of Designations of the Amended Series 2001-A Preferred Stock (Incorporated by reference to Exhibit 4.2 to Form 8-K dated August 2, 2002).
4.4	Certificate of Designations of the Series 2002-A Preferred Stock (Incorporated by reference to Exhibit 4.3 to Form 8-K dated August 2, 2002).
4.5	Amendment to the Certificate of Designation of the Amended Series 2001-A Preferred Stock ($0.01 Par Value) of Harold's Stores, Inc., dated February 4, 2003 (Incorporated by reference to Exhibit 4.1 to Form 8-K dated February 4, 2003).
4.6	Certificate of Designations of the Series 2003-A Preferred Stock (Incorporated by reference to Exhibit 4.2 to Form 8-K dated February 4, 2003).
4.7	Amendment to the Certificate of Designation of the Amended Series 2001-A Preferred Stock ($0.01 Par Value) of Harold's Stores, Inc., dated January 24, 2006 (Incorporated by reference to Exhibit 4.3 to Form 8-K dated January 24, 2006).
4.8	Certificate of Designations of the Series 2006-A Preferred Stock (Incorporated by reference to Exhibit 4.4 to Form 8-K dated January 24, 2006).
10.1	Lease Agreement effective May 1, 1996 between Company and Carousel Properties, Inc. (Campus Corner Store, Norman, Oklahoma) (Incorporated by reference to Exhibit 10.7 to Form S-2 Registration Statement, Registration No. 333-04117) and amendment to Lease Agreement dated April 4, 2002. (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended May 4, 2002).
10.2	Amended and Restated Lease Agreement dated as of June 3, 1996 between Company and 329 Partners II Limited Partnership (East Lindsey Warehouse Facility, Norman, Oklahoma) (Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Form S-2 Registration Statement, Registration No. 333-04117).
10.3	Amended and Restated Lease Agreement dated as of June 20, 2001 between Company and 329 Partners II Limited Partnership (Outlet Store, Norman, Oklahoma) (Incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended February 2, 2002).
10.4*	2002 Performance and Equity Incentive Plan of Company. (Incorporated by reference to Definitive Proxy Statement dated May 17, 2002, for annual meeting of shareholders held on June 20, 2002.)
10.5*	Employment Agreement dated February 9, 2004 between Company and Clark Hinkley (Incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended January 31, 2004).
10.6*	Stock Option Agreement dated February 23, 2001 between Company and Clark Hinkley (Incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended February 3, 2001).
10.7*	First Amendment to Stock Option Agreement dated February 9, 2004 between Company and Clark Hinkley (Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended January 31, 2004).
10.8*	Employment and Deferred Compensation Agreement dated February 1, 1998 between Company and Harold G. Powell (Incorporated by reference to Exhibit 10.25 to Form 10-Q for quarter ended May 2, 1998).

10.9* First Amendment dated February 28, 2001 to Employment and Deferred Compensation Agreement between Company and Harold G. Powell (Incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended February 3, 2001).

10.10 Series 2001-A Preferred Stock Purchase Agreement dated February 23, 2001 between Company and Inter-Him N.V. (Incorporated by reference to Exhibit 10.1 to Form 8-K dated February 28, 2001).

10.11 Investor Rights Agreement dated February 28, 2001 between Company and Inter-Him N.V. (Incorporated by reference to Exhibit 10.2 to Form 8-K dated February 28, 2001).

10.12 Voting Agreement dated February 28, 2001 among Company, Inter-Him N.V. and the other stockholders named therein (Incorporated by reference to Exhibit 10.3 to Form 8-K dated February 28, 2001).

10.13 Right of First Refusal Agreement dated February 28, 2001 among Company, Inter-Him N.V. and the other stockholders named therein (Incorporated by reference to Exhibit 10.4 to Form 8-K dated February 28, 2001).

10.14 First Amended and Restated Stockholders Agreement dated June 15, 1998 among certain stockholders of Company (Incorporated by reference to Exhibit 10.2 to Form 10-Q for quarter ended August 1, 1998).

10.15 First Amendment dated February 28, 2001 to First Amended and Restated Stockholders Agreement among certain stockholders of Company (Incorporated by reference to Exhibit 10.6 to Form 8-K dated February 28, 2001).

10.16 Series 2002-A Preferred Stock Purchase Agreement dated as of June 26, 2002, by and among Harold's Stores, Inc., Inter-Him, N.V., W. Howard Lester, William E. Haslam, Clark J. Hinkley and Margaret A. Gilliam (Incorporated by reference to Exhibit 10.1 to Form 8-K dated August 2, 2002).

10.17 First Amendment to Investor Rights Agreement dated as of August 2, 2002, by and among Harold's Stores, Inc., Inter-Him, N.V., W. Howard Lester, William E. Haslam, Clark J. Hinkley and Margaret A. Gilliam (Incorporated by reference to Exhibit 10.2 to Form 8-K dated August 2, 2002).

10.18 First Amendment to Right of First Refusal Agreement dated as of August 2, 2002, by and among Harold's Stores, Inc., Inter-Him, N.V., W. Howard Lester, Harold G. Powell, Anna M. Powell, Rebecca Powell Casey, H. Rainey Powell, Lisa Powell Hunt, Clay M. Hunt and Arvest Trust Company, N.A. (Incorporated by reference to Exhibit 10.3 to Form 8-K dated August 2, 2002).

10.19 First Amendment to Voting Agreement dated as of August 2, 2002, by and among Harold's Stores, Inc., Inter-Him, N.V., W. Howard Lester, William E. Haslam, Clark J. Hinkley, Margaret A. Gilliam, Harold G. Powell, Anna M. Powell, Rebecca Powell Casey, H. Rainey Powell, Lisa Powell Hunt, Clay M. Hunt and Arvest Trust Company, N.A. (Incorporated by reference to Exhibit 10.4 to Form 8-K dated August 2, 2002).

10.20 Series 2003-A Preferred Stock Purchase Agreement dated as of February 5, 2003, by and among Harold's Stores, Inc., Inter-Him N.V. and W. Howard Lester (Incorporated by reference to Exhibit 10.1 to Form 8-K dated February 4, 2003).

10.21 Second Amendment to Investor Rights Agreement dated as of February 5, 2003, by and among Harold's Stores, Inc., Inter-Him N.V. and W. Howard Lester (Incorporated by reference to Exhibit 10.2 to Form 8-K dated February 4, 2003).

10.22 Loan and Security Agreement dated as of February 5, 2003, by and among Wells Fargo Retail Finance, LLC, Harold's Stores, Inc., Harold's Financial Corporation, Harold's Direct, Inc., Harold's Stores of Texas, L.P., Harold's Stores of Georgia, L.P., and Harold's of Jackson, Inc. (Incorporated by reference to Exhibit 10.3 to Form 8-K dated February 4, 2003).

10.23 Series 2003-A Preferred Stock Investment Agreement dated as of February 4, 2003, by and between Harold's Stores, Inc. and 329 Partners-II Limited Partnership (Incorporated by reference to Exhibit 10.6 to Form 8-K dated February 4, 2003).

10.24 Form of Indemnification Agreement between Company and members of its Board of Directors (Incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended February 1, 2003).

10.25 Form of Waiver of Claims and Covenant Not to Sue Directors between principal shareholders of the Company and members of the Company's Board of Directors (Incorporated by reference to Exhibit 10.37 to Form 10-K for the year ended February 1, 2003).

10.26 Participation Agreement dated as of July 10, 2003, by and between Wells Fargo Retail Finance II, LLC and RonHow, LLC (Incorporated by reference to Exhibit 10.3 to Form 8-K dated July 10, 2003).

10.27 Amended and Restated Participation Agreement dated as of April 29, 2004, by and between Wells Fargo Retail Finance II, LLC and RonHow, LLC (Incorporated by reference to Exhibit 10.28 to Form 10-K for the year ended January 31, 2004).

10.28 Assignment and Assumption of Lease Agreement and Third Amendment to Lease Agreement dated October 1, 2003 by and between Company and 329 Partners-II Limited Partnership (Dallas Buying Office, Dallas, Texas) (Incorporated by reference to Exhibit 10.1 to Form 10-Q dated November 1, 2003).

10.29 Option Agreement between Company and RONHOW LLC dated April 30, 2004 (Incorporated by reference to Exhibit 10.30 to Form 10-K for the year ended January 31, 2004).

10.30 First Amendment to Loan and Security Agreement dated as of February 5, 2003, by and among Wells Fargo Retail Finance, LLC, Harold's Stores, Inc., Harold's Financial Corporation, Harold's Direct, Inc., Harold's Stores of Texas, L.P., Harold's Stores of Georgia, L.P., and Harold's of Jackson, Inc. (Incorporated by reference to Exhibit 10.31 to Form 10-K for the year ended January 31, 2004).

10.31 Second Amendment to Loan and Security Agreement dated as of April 29, 2004, by and among Wells Fargo Retail Finance, LLC, Harold's Stores, Inc., Harold's Financial Corporation, Harold's Direct, Inc., Harold's Stores of Texas, L.P., Harold's Stores of Georgia, L.P., and Harold's of Jackson, Inc. (Incorporated by reference to Exhibit 10.32 to Form 10-K for the year ended January 31, 2004).

10.32 Third Amendment to Loan and Security Agreement dated as of January 24, 2006, by and among Wells Fargo Retail Finance II, LLC, Harold's Stores, Inc., Harold's Financial Corporation, Harold's Direct, Inc., Harold's Stores of Texas, L.P., and Harold's of Jackson, Inc. (Incorporated by reference to Exhibit 10.4 to Form 8-K dated January 24, 2006).

10.33 Reaffirmation of Continuing Guaranty executed as of January 24, 2006, by each of The Corner Properties, Inc., Harold's DBO, Inc., Harold's Limited Partners, Inc., Harold's of White Flint, Inc., and HSTX, Inc. (Incorporated by reference to Exhibit 10.5 to Form 8-K dated January 24, 2006).

10.34 Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and RonHow, LLC (Incorporated by reference to Exhibit 10.6 to Form 8-K dated January 24, 2006).

10.35 First Amendment to Option Agreement dated January 24, 2006 between RonHow, LLC and Harold's Stores, Inc. (Incorporated by reference to Exhibit 10.8 to Form 8-K dated January 24, 2006).

10.36 Option Agreement dated January 24, 2006 between RonHow, LLC and Harold's Stores, Inc. (Incorporated by reference to Exhibit 10.9 to Form 8-K dated January 24, 2006).

10.37 Letter of Understanding dated January 24, 2006 by and among Wells Fargo Retail Financce II, LLC, Harold's Stores, Inc. and RonHow, LLC (Incorporated by reference to Exhibit 10.10 to Form 8-K dated January 24, 2006).

10.38 Employee Resignation Agreement dated January 27, 2006 between Becky Casey and Harold's Stores, Inc.

22.1 Subsidiaries of Company (Incorporated by Reference to Exhibit 22.1 to Form 8-B Registration Statement, Registration No. 1-10892).

23.1 Consent of BDO Seidman, LLP.

23.2 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

Corporate and Shareholder Information The Company's common stock is listed on the American Stock Exchange under the trading symbol 'HLD'. BDO Seidman, LLP of Dallas, Texas serves as independent certified public accountants. Harold's Stores, Inc. will hold its annual Shareholders' Meeting Thursday, June 22, 2006 at 9am, at the Company's *Corporate Office in Dallas, 5919 Maple Avenue, Dallas, Texas 75235. For more information call 214.366.0600.*

Availability of Annual Report on Form 10-K Copies of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained without charge to shareholders by writing to: Harold's Stores, Inc., Shareholder Relations, P.O. Box 2970, Norman, Oklahoma, 73070-2970.

Shareholder Questions For answers to questions regarding certificate registration changes, lost or stolen certificates, multiple account elimination, mailing address changes, multiple account consolidation or Form 1099-DIV replacement, contact the Company's Transfer Agent: UMB Bank, N.A., P. O. Box 410064, Kansas City, MO 64141. // Phone: 1.800.884.4225 // Fax: 816.860.3963 // Internet: http://www.umb.com

BOARD OF DIRECTORS
EXECUTIVE OFFICERS

Harold G. Powell
Founder and Chairman Emeritus

Leonard M. Snyder*
Interim Chief Executive Officer

Kenneth C. Row
Executive Vice President, Marketing

Jodi L. Taylor
Chief Financial Officer, Secretary

Curtis E. Elliott
Vice President, Merchandise Planning and Allocation

Eva M. Gordon
Vice President, Stores

Mary E. Davich
Vice President, Ladies' Merchandising

James D. Abrams*
Attorney; Chester, Willcox, Saxbe, LLP

Robert L. Anderson*
President, Ronus Incorporated

Margaret A. Gilliam*
President, Gilliam & Co.

William E. Haslam*
President, Pilot Corporation

Rebecca P. Casey*
Director

Clark J. Hinkley*
Director

*indicates board member

STORE LOCATIONS

ALABAMA
Birmingham, The Summit: 205.969.1345
Montgomery, The Shoppes at East Chase: 334-396.5701
CALIFORNIA
Palo Alto, Stanford Shopping Center: 650.322.9932
COLORADO
Littleton, Park Meadows Mall: 303.706.1407
GEORGIA
Atlanta, North Point Village: 678.242.0086
Atlanta, Lenox Square: 404.237.1699
Marietta, Avenue East Cobb: 770.509.9344
ILLINOIS
Chicago, Oakbrook Center: 630.368.5330
INDIANA
Indianapolis, Keystone Fashion Mall: 317.816.0811
KANSAS
Leawood, Town Center Plaza: 913.663.1511
Wichita, Bradley Fair Center: 316.630.0202
KENTUCKY
Louisville, Mall St. Matthews: 502.899.5464
LOUISIANA
Baton Rouge, Citiplace Market Center: 225.927.8780
MISSISSIPPI
Jackson, The Rogue: 601.362.5537
MISSOURI
Kansas City, Country Club Plaza: 816.753.3393
St. Louis, Plaza Frontenac: 314.569.1266
NEBRASKA
Omaha, One Pacific Place: 402.391.4620
NORTH CAROLINA
Charlotte, Specialty Shops on the Park: 704.366.8303
Raleigh, Crabtree Valley Mall: 919.782.2655
OKLAHOMA
Norman, Campus Corner: 405.329.4043
Oklahoma City, 50 Penn Place: 405.842.4441
Tulsa, The Farm Shopping Center: 918.664.1900
Tulsa, Utica Square: 918.743.8889
SOUTH CAROLINA
Greenville, 1125 Woodruff Road: 864.297.4939
TENNESSEE
Memphis, Poplar Avenue: 901.682.9751
Nashville, The Mall at Green Hills: 615.298.3959
TEXAS
Austin, The Arboretum Market: 512.418.1331
Dallas, Highland Park Village: 214.521.4770
Dallas, The Galleria: 972.392.7774
Fort Worth, University Park Village: 817.332.4197
Lubbock, Kingsgate Center: 806.794.1655
Plano, Preston Park Colonnade: 972.612.9773
San Antonio, Alamo Quarry Market: 210.829.7718
Southlake, Southlake Town Square: 817.421.9449
UTAH
Salt Lake City, Trolley Square Center: 801.321.8286
VIRGINIA
McLean, Tyson's Galleria: 703.506.9224
Richmond, River Road Shopping Center: 804.282.0882
HAROLD POWELL STORES - TEXAS
Houston, Highland Village: 713.840.7681
Houston, Town and Country Village: 713.461.6993
Houston, Champions Forest Plaza: 281.444.0751
OUTLET LOCATION - OKLAHOMA
Norman, 575 S. University Blvd: 405.579.7137
OUTLET LOCATION - TEXAS
Austin, 8611 Mopac Expressway: 512.794.9036
CORPORATE OFFICE
5919 Maple Avenue, Dallas, TX 75235
214.366.0600
FINANCIAL OFFICE
765 Asp Avenue, Norman, OK 73069
405.329.4045
NEW YORK OFFICE
149 West 36th Street, New York, NY 10018
212.719.9140
WAREHOUSE / DISTRIBUTION
705 East Lindsey, Norman, OK 73071

American Stock Exchange Symbol: HLD
©2005 Harold's Stores, Incorporated

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of 1995

With the exception of historical information, the matters discussed or incorporated by reference in the Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties including, but not limited to: the risks indicated in filings with the Securities and Exchange Commission; an increased presence of competition in the Company's markets; the seasonality of demand for apparel which can be significantly affected by weather patterns, competitors' marketing strategies and change in fashion trends; failure to achieve the expected results of annual merchandising and marketing plans, store opening, closing and other facility expansion plans; the loss of key personnel; and the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses, and the ability of new management to improve the Company's financial condition and performance, changes in law, regulations, technology and economic conditions. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Harold's Stores, Inc.

HAROLD'S

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